      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 27, 1997

                                                      REGISTRATION NO. 333-25631
                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             WASTE INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

          NORTH CAROLINA                          4953                     56-0954929
   (State or other jurisdiction       (Primary Standard Industrial      (I.R.S. Employer
of incorporation or organization)     Classification Code Number)     Identification No.)

                              3949 BROWNING PLACE
                         RALEIGH, NORTH CAROLINA 27609
                                 (919) 782-0095
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              LONNIE C. POOLE, JR.
                       CHAIRMAN, CHIEF EXECUTIVE OFFICER
                                 ROBERT H. HALL
                CHIEF FINANCIAL OFFICER, SECRETARY AND TREASURER
                             WASTE INDUSTRIES, INC.
                              3949 BROWNING PLACE
                         RALEIGH, NORTH CAROLINA 27609
                                 (919) 782-0095
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   COPIES TO:

        LARRY E. ROBBINS, ESQ.              STEPHEN A. RIDDICK, ESQ.
       DONALD R. REYNOLDS, ESQ.              PIPER & MARBURY L.L.P.
   WYRICK ROBBINS YATES & PONTON LLP          CHARLES CENTER SOUTH
   4101 LAKE BOONE TRAIL, SUITE 300         36 SOUTH CHARLES STREET
     RALEIGH, NORTH CAROLINA 27607         BALTIMORE, MARYLAND 21201
            (919) 781-4000                       (410) 539-2530
          FAX (919) 781-4865                   FAX (410)576-5051

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                       CALCULATION OF REGISTRATION FEE
[CAPTION]

     TITLE OF EACH CLASS                                      PROPOSED MAXIMUM          PROPOSED MAXIMUM
       OF SECURITIES TO               AMOUNT TO BE             OFFERING PRICE           AGGREGATE OFFER-
        BE REGISTERED                REGISTERED (1)            PER SHARE (2)             ING PRICE (2)
Common Stock,
  no par value per share            2,472,500 shares               $12.50                 $30,906,250
     TITLE OF EACH CLASS               AMOUNT OF
       OF SECURITIES TO               REGISTRATION
        BE REGISTERED                   FEE (3)
Common Stock,
  no par value per share                 $9,366

(1)Includes 322,500 shares issuable upon exercise of an option granted to the Underwriters solely to cover over-allotments, if any.
(2)Estimated solely for the purpose of calculating the registration fee.
(3)Previously paid.
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION
                                                                          , 1997

                                2,150,000 SHARES

                           (Waste Logo appears here)

                             WASTE INDUSTRIES, INC.
                                  COMMON STOCK
     Of the 2,150,000 shares of Common Stock offered hereby, 1,605,200 are being sold by Waste Industries, Inc. ("Waste Industries" or the "Company") and 544,800 by certain shareholders of the Company ("Selling Shareholders"). The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders". Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.50 and $12.50 per share. See "Underwriting" for the factors to be considered in determining the initial public offering price. Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "WWIN".
        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                SEE "RISK FACTORS" COMMENCING ON PAGE 6 HEREOF.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                        IS A CRIMINAL OFFENSE.
[CAPTION]

                                                                PRICE            UNDERWRITING          PROCEEDS
                                                                  TO            DISCOUNTS AND             TO
                                                                PUBLIC           COMMISSIONS          COMPANY(1)
Per Share.............................................            $                   $                   $
Total(2)..............................................            $                   $                   $
                                                             PROCEEDS TO
                                                               SELLING
                                                             SHAREHOLDERS
Per Share.............................................            $
Total(2)..............................................            $

(1) Before deducting expenses of the offering, payable by the Company, estimated at $450,000.
(2) The Company has granted the Underwriters a 30-day option to purchase up to 322,500 additional shares of Common Stock solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $       , $       and $       ,
    respectively. See "Underwriting".
     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices
of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about        ,
1997.

ALEX. BROWN & SONS                                        DEUTSCHE MORGAN GRENFELL
        INCORPORATED

         THE DATE OF THIS PROSPECTUS IS                         , 1997.

                             WASTE INDUSTRIES, INC.

(Map of North Carolina, South Carolina and Virginia highlighting each of the Company's branch locations appears here)

     The Company intends to furnish its shareholders with annual reports containing consolidated financial statements audited by its independent auditors and with quarterly reports containing unaudited interim consolidated financial information for each of the first three quarters of each year.
     CERTAIN PERSONS PARTICIPATING IN THE COMMON STOCK OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE COMMON STOCK OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".
                                       2

                               PROSPECTUS SUMMARY
     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS: (I) GIVES EFFECT TO THE 1-FOR-2.5 REVERSE STOCK SPLIT AND THE AMENDMENT OF THE COMPANY'S ARTICLES OF INCORPORATION TO PROVIDE THAT ALL SHARES OF COMMON STOCK HAVE VOTING RIGHTS, EACH TO BE EFFECTIVE PRIOR TO CONSUMMATION OF THIS OFFERING; AND (II) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. SEE "DESCRIPTION OF CAPITAL STOCK" AND "UNDERWRITING". EXCEPT WHERE THE CONTEXT OTHERWISE REQUIRES, REFERENCES TO THE TERMS "WASTE INDUSTRIES" AND THE "COMPANY" REFER TO WASTE INDUSTRIES, INC. AND ITS SUBSIDIARIES.
                                  THE COMPANY

     Waste Industries is a regional solid waste services company providing solid waste collection, transfer, recycling, processing and disposal services to customers primarily in North Carolina and South Carolina and, to a limited extent, in Virginia. The Company believes that it controls an average of over 25% of the waste stream in the markets it serves and approximately 13% of the total waste stream in North Carolina and South Carolina, based on its estimates of landfill disposal tonnage in 1996.


     The Company's principal operations as of April 30, 1997 consisted of 19 branch collection operations, 11 transfer stations and four recycling processing facilities that serve approximately 150,000 municipal, residential, commercial and industrial locations. Collection operations include front-end and roll-off collection for commercial and industrial accounts and curbside collection for residential customers. Transfer stations are located strategically throughout the served market area to allow the Company to consolidate its waste stream to gain more favorable disposal rates. Recycling processing facilities receive almost all forms of recyclable materials from the Company's approximately 100 drop-off centers in 15 counties. Approximately 3% of the Company's waste stream is recycled, which accounted for approximately 2% of total revenues in 1996. In addition to these services, the Company provides certain ancillary services to customers to complement its primary operations, including the operation of approximately 100 convenience sites, originally developed by the Company to consolidate waste in rural areas. The Company has acquired 19 solid waste collection operations since 1990. The Company does not currently own or operate any landfills; however, future expansion may include the acquisition or development of one or more landfills either independently or in partnership with an experienced landfill operator.


     The Company's objective is to build the premier solid waste services company in the Southeastern U.S. by expanding its operations and capitalizing on its strong market presence. The Company's strategy for achieving this objective is: (i) to generate internal growth by adding customers and services to its existing operations; (ii) to acquire solid waste collection companies, customers and, under appropriate circumstances, landfills in existing and new areas of its target market; and (iii) to increase operating efficiencies and enhance profitability in its existing and acquired operations. From December 31, 1992 through December 31, 1996, Company revenues, operating income and income before income taxes have increased at compounded annual rates of 21.2%, 27.7% and 38.0%, respectively.

     The Company operates on a decentralized management basis, with each branch office having service and decision-making authority. This allows the Company the flexibility and speed to respond to customer needs, to capitalize on market opportunities and to identify potential acquisition targets. In addition, decentralization and a well-developed network of branch offices allow the Company to operate as a local service provider when negotiating contracts or developing new business. Branch offices utilize support services for critical operating functions and the branches are connected to a centralized management information system utilizing satellite technology.
     Members of the senior management team founded Waste Industries in 1970 and are recognized for their leadership roles throughout the solid waste management industry and its trade organizations. The Company's management team collectively has over 240 years of experience in the solid waste industry and over 140 years with the Company. The Company is a North Carolina corporation with its principal executive offices located at 3949 Browning Place, Raleigh, North Carolina 27609, and its telephone number at that location is (919) 782-0095.
                        RECENT ACQUISITION DEVELOPMENTS

     On May 15, 1997, the Company purchased equipment and customer contracts related to the commercial, industrial and residential solid waste collection business of two subsidiaries of Waste Management, Inc. in and around Chattanooga, Tennessee. The purchase price for these assets was $11.2 million in cash. This acquisition enables the Company to expand its operations into Tennessee, Georgia and Alabama.

     On April 30, 1997, the Company purchased equipment and customer contracts related to the solid waste collection business of Browning-Ferris Industries of South Atlantic, Inc. ("BFISA") in and around Charleston, South Carolina. The purchase price for these assets was approximately $4.8 million. This acquisition enables the Company to expand its operations into a new South Carolina market.
     On March 21, 1997, the Company purchased equipment and customer contracts related to the residential solid waste collection business of BFISA in and around Raleigh and Durham, North Carolina. The purchase price for these assets was approximately $782,000. This "tuck-in" acquisition increases the Company's route density in Wake, Durham, Orange, Johnston, Franklin and Chatham counties.
     The Charleston and Chattanooga acquisitions are consistent with the Company's regional operating strategy. These acquisitions broaden the Company's base from which it can grow both internally and through additional acquisitions. The Company is also currently examining other opportunities to expand its presence in the Southeastern U.S. through acquisitions of solid waste services operations in Mississippi, North Carolina, South Carolina, Tennessee and Virginia.
                                  THE OFFERING

Common Stock offered by the Company...............................  1,605,200 shares
Common Stock offered by the Selling Shareholders..................  544,800 shares
Common Stock to be outstanding after this offering................  11,205,357 shares(1)
Use of proceeds...................................................  Repay revolving bank debt and for general corporate purposes, including possible acquisitions
Nasdaq National Market Symbol.....................................  WWIN

(1) Excludes 526,000 shares issuable upon the exercise of stock options outstanding as of March 31, 1997 at a weighted average exercise price of $5.10 per share. See "Management -- Executive Compensation; Stock Options".
                                       4

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                           THREE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,(1)                     MARCH 31,
                                                     1992       1993       1994       1995       1996       1996       1997
STATEMENT OF OPERATIONS DATA:
  Revenues.......................................   $43,074    $50,598    $66,837    $82,688    $92,887    $20,566    $24,124
  Cost of operations.............................    23,770     27,869     37,853     50,395     59,337     13,105     14,838
  Selling, general and administrative............    10,563     12,102     15,143     15,467     16,329      3,606      4,588
  Depreciation and amortization..................     5,450      6,150      7,615      8,217      8,471      1,982      2,319
  Operating income...............................     3,291      4,477      6,226      8,609      8,750      1,873      2,379
  Interest expense...............................    (1,536)    (1,625)    (1,920)    (2,122)    (2,395)      (497)      (610)
  Other income...................................       186        171        287        473        694        172        152
  Income before income taxes.....................     1,941      3,023      4,593      6,960      7,049      1,548      1,921
  Pro forma income taxes(2)......................       770      1,230      1,865      2,790      2,845        625        775
  Pro forma net income(2)........................   $ 1,171    $ 1,793    $ 2,728    $ 4,170    $ 4,204    $   923    $ 1,146
  Pro forma earnings per share(2)(3).............   $  0.12    $  0.19    $  0.28    $  0.43    $  0.43    $  0.10    $  0.12
  Weighted average shares outstanding............     9,579      9,566      9,596      9,599      9,821      9,605      9,821
OTHER OPERATING DATA:
  EBITDA(4)......................................   $ 8,927    $10,798    $14,128    $17,299    $17,915    $ 4,027    $ 4,850



                                                                                                    MARCH 31, 1997
                                                                                                                    PRO FORMA
                                                                                       ACTUAL     PRO FORMA(5)    AS ADJUSTED(6)
BALANCE SHEET DATA:
  Cash and cash equivalents.........................................................   $   578      $    578         $    578
  Working capital...................................................................     1,414           834              834
  Total assets......................................................................    60,661        61,561           61,561
  Long-term debt, net of current maturities.........................................    34,853        34,853           18,135
  Shareholders' equity..............................................................    16,085        10,005           26,723




(1) Effective April 1, 1996, Waste Industries completed a corporate reorganization in which Waste Enterprises, Inc., Waste Industries East, Inc., Waste Industries South, Inc., Waste Industries West, Inc., KABCO, Inc., Conway 378, Inc. and AmLease, Inc. were merged with and into Waste Industries. Simultaneously, certain real estate properties previously leased to Waste Industries by Property Management Group, a partnership of certain shareholders of Waste Industries, were transferred to Waste Industries. These transactions were accounted for at historical cost in a manner similar to that in pooling of interests accounting. Accordingly, Waste Industries' financial statements have been restated to include these accounts and transactions for all periods presented.
(2) For each of the fiscal years presented, the Company was an S Corporation and, accordingly, was not subject to federal and certain state corporate income taxes. The pro forma information has been computed as if the Company were subject to federal and all applicable state corporate income taxes for each of the periods presented assuming the tax rate that would have applied had the Company been taxed as a C Corporation. See "Dividend Policy and Prior S Corporation Status" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

(3) Supplementary net income per share, assuming that the net proceeds to the Company from this offering (based on the public offering price per share of $11.50) were used to repay revolving bank debt and for general corporate purposes, was $0.48 and $0.13 for the year ended December 31, 1996 and for three months ended March 31, 1997, respectively. Such supplementary net income per share data assume the transaction occurred at the beginning of the respective period. Weighted average shares outstanding for purposes of this computation is 9,820,853.


(4) EBITDA is defined as income before income taxes plus interest expense and depreciation and amortization. While EBITDA should not be considered an alternative to (i) operating income or net income (as determined in accordance with generally accepted accounting principles ("GAAP")) as an indicator of the Company's operating performance or (ii) cash flows from operating activities (as determined in accordance with GAAP) as a measure of operating performance or liquidity, the Company has included EBITDA data (which are not a measure of financial performance under GAAP) because it understands that such data are commonly used by certain investors to evaluate a company's performance in the solid waste industry. Furthermore, the Company believes that EBITDA data are relevant to an understanding of the Company's performance because they reflect the Company's ability to generate cash flows sufficient to satisfy its debt service, capital expenditure and working capital requirements. However, funds depicted by the EBITDA measure may not be available for debt service, capital expenditures or working capital due to legal or functional requirements to conserve funds or other commitments or uncertainties. EBITDA, as measured by the Company, might not be comparable to similarly titled measures reported by other companies. For more information about the Company's cash flows, see page F-5.


(5) Gives effect to the recognition of deferred tax assets of $900,000 and the assumption by the Company of a net deferred tax liability of $4.6 million as a result of the Company terminating its S Corporation election on May 9, 1997 and the S Corporation Distribution of approximately $1.48 million. See "Dividend Policy and Prior S Corporation Status".


(6) Adjusted to reflect the sale of the 1,605,200 shares offered by the Company hereby at the assumed initial public offering price of $11.50 per share and the application of the net proceeds therefrom as described in "Use of Proceeds".

                                  RISK FACTORS
     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS.
     ABILITY TO MANAGE GROWTH. The Company's goal is to increase the scale of its operations through internal growth and through the acquisition of other solid waste businesses. Consequently, the Company may experience periods of rapid growth with significantly increased staffing requirements. Such growth, if it were to occur, could place a significant strain on the Company's management and on its operational, financial and other resources. The Company's ability to maintain and manage its growth effectively will require it to expand its management information systems capabilities and improve its operational and financial systems and controls. Moreover, the Company will need to attract, train, motivate, retain and manage its senior managers, technical professionals and other employees. Any failure to expand its management information systems capabilities and its operational and financial systems and controls or to recruit appropriate additional personnel in an efficient manner at a pace consistent with any business growth the Company may experience would have a material adverse effect on the Company's business, financial condition and results of operations.

     AVAILABILITY AND INTEGRATION OF ACQUISITION TARGETS. Waste Industries' strategy envisions that a substantial part of its future growth will come from acquiring and integrating independent solid waste collection, transfer and disposal operations. There can be no assurance that the Company will be able to identify suitable acquisition candidates or, if identified, negotiate successfully their acquisition. The Company is not currently a party to any letters of intent with respect to any other material pending acquisitions. Failure by the Company to implement successfully its acquisition strategy will limit the Company's growth potential. See "Business -- Strategy" and " -- Acquisition Program".

     The recent consolidation and integration activity in the solid waste industry, as well as the difficulties, uncertainties and expenses relating to the development and permitting of solid waste landfills and transfer stations, has increased competition for the acquisition of existing solid waste collection, transfer and disposal operations. Increased competition for acquisition candidates may result in fewer acquisition opportunities being made available to the Company as well as less advantageous acquisition terms, including increased purchase prices. These circumstances may increase acquisition costs to levels beyond the Company's financial capability or pricing parameters or which, as to acquisitions made by the Company, may have an adverse effect on the Company's results of operations. Many of the Company's competitors for acquisitions are larger, better known companies with significantly greater resources than the Company. The Company also believes that a significant factor in its ability to consummate acquisitions after completion of this offering will be the relative attractiveness of shares of the Company's Common Stock as an investment instrument to potential acquisition candidates. This attractiveness may, in large part, be dependent upon the relative market price and capital appreciation prospects of the Common Stock compared to the equity securities of the Company's competitors.
     COMMODITY RISK UPON RESALE OF RECYCLABLES. One of the components of the Company's internal growth strategy is to provide recycling services to customers. The resale prices of, and demand for, recyclable commodities, particularly wastepaper, can be volatile and subject to changing market conditions. Accordingly, the Company's results of operations will be affected, and may be affected materially, by changing resale prices or demand for certain recyclable commodities, particularly wastepaper. These changes may also contribute to significant variability in the Company's period-to-period results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations; General".
     POTENTIAL INABILITY TO FINANCE THE COMPANY'S POTENTIAL GROWTH. Waste Industries anticipates that any future business acquisitions will be financed principally through the issuance of shares of the Company's Common Stock and/or the payment of cash, and possibly through the assumption of debt of the acquired businesses. If acquisition candidates are unwilling to accept shares of the Company's Common Stock as part of the consideration for the sale of their businesses, the Company would be required to utilize more of its available cash resources or borrowings under its credit facilities in order to effect such acquisitions. To the extent that then available sources are insufficient to fund such requirements, the Company will require additional equity and/or debt financing in order to provide the cash to effect such acquisitions. Additionally, growth through newly developed or acquired landfills or transfer stations, as well as the ongoing maintenance of such landfills or transfer stations, will require substantial capital expenditures. There can be no assurance that the Company will have sufficient existing capital resources or will be able to raise sufficient additional capital resources on terms satisfactory to the Company, if at all, in order to meet any or all of the foregoing capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".
                                       6

     HIGHLY COMPETITIVE INDUSTRY. The solid waste services industry is highly competitive, very fragmented and requires substantial labor and capital resources. Each of the markets in which the Company competes or will likely compete is served by one or more of the large national solid waste companies, as well as numerous regional and local solid waste companies of varying sizes and resources. The Company also competes with those counties, municipalities, and solid waste districts that maintain their own waste collection and disposal operations. These counties, municipalities, and solid waste districts may have financial advantages due to the availability to them of user fees, similar charges or tax revenues and the greater availability to them of tax-exempt financing. Intense competition exists not only to provide services to customers but also to acquire other businesses within each market. The national solid waste companies and some of the large regional companies have significantly greater financial and other resources than the Company. From time to time, these or other competitors may reduce the price of their services in an effort to expand market share or to win a competitively bid municipal contract. These practices may either require the Company to reduce the pricing of its services or result in the Company's loss of business. The Company provides approximately 23% of its collection services under municipal contracts. As is generally the case in the industry, these contracts are subject to periodic competitive bidding. There can be no assurance that the Company will be the successful bidder to obtain or retain these contracts. The Company's inability to compete with larger and better capitalized companies, or to replace a significant number of municipal contracts lost through the competitive bidding process with comparable contracts or other revenue sources within a reasonable time period, could have a material adverse effect on the Company's results of operations. See "Business -- Competition".
     GEOGRAPHIC CONCENTRATION. The Company's operations and customers are currently located in North Carolina, South Carolina and Virginia. Therefore, the Company's results of operations are susceptible to downturns in the general economy in this geographic region. There can be no assurance that the Company will be able to complete a sufficient number of acquisitions in other markets to achieve geographic diversification. See "Business -- Acquisition Program".
     SEASONALITY OF BUSINESS. The Company's results of operations tend to vary seasonally, with the first quarter of the year typically generating the least amount of revenues, and with revenues higher in the second and third quarter, followed by a decline in the fourth quarter. This seasonality reflects the lower volume of waste generated and decreased revenues from project-based and other integrated waste services during the fall and winter months, as well as the operating difficulties experienced from inclement weather experienced during the winter. Certain operating and other fixed costs remain relatively constant throughout the calendar year, resulting in a similar seasonality of operating income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations; Seasonality" and " -- Results of Operations; Quarterly Results".
     INCURRENCE OF CHARGES RELATED TO CAPITALIZED EXPENDITURES. In accordance with generally accepted accounting principles, the Company capitalizes certain expenditures and advances relating to acquisitions, pending acquisitions and landfill development projects. As of March 31, 1997, the Company had capitalized $107,037 of such expenses. Indirect acquisition costs, such as executive salaries, general corporate overhead, public affairs and other corporate services, are expensed as incurred. The Company's policy is to charge against earnings any unamortized capitalized expenditures and advances (net of any portion thereof that the Company estimates will be recoverable, through sale or otherwise) relating to any operation that is permanently shut down, any pending acquisition that is not consummated and any landfill development project that is not expected to be successfully completed. Therefore, the Company may be required to incur a charge against earnings in future periods, which charge, depending upon the magnitude thereof, could materially adversely affect the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for a discussion of capitalized expenditures in connection with certain operations and projects.
     USE OF ALTERNATIVES TO LANDFILL DISPOSAL. Alternatives to landfill disposal, such as recycling and composting, are increasingly being used. In addition, incineration is an alternative to landfill disposal in certain of the Company's markets. There also has been an increasing trend at the state and local levels to mandate recycling and waste reduction at the source and to prohibit the disposal of certain type of wastes, such as yard wastes, at landfills. These developments may result in the volume of waste being reduced in certain areas. North Carolina, South Carolina and Virginia have each adopted plans or requirements which set goals for specified percentages of certain solid waste items to be recycled. These recycling goals are being phased in over the next few years. These alternatives, if and when adopted and implemented, may have a material adverse effect on the business, financial condition and results of operations of the Company. See "Business -- Landfill and Other Disposal Alternatives".
     GOVERNMENT REGULATION. The Company is subject to extensive and evolving environmental laws and regulations which have become increasingly stringent in recent years as a result of greater public interest in protecting the environment. These
                                       7
laws and regulations impose substantial costs on the Company and affect the Company's business in many ways, including as set forth below and under "Business -- Regulation".
     If the Company implements its strategy relating to landfill ownership and operation, it will be necessary to obtain and maintain in effect one or more licenses or permits as well as zoning, environmental and/or other land use approvals. These licenses or permits and approvals are difficult and time consuming to obtain and renew and are frequently subject to opposition by various elected officials or citizens' groups. See "Business -- Legal Proceedings." There can be no assurance that the Company will be successful in obtaining and maintaining in effect the permits and approvals required for the successful operation and growth of future landfill business, and the failure by the Company to obtain or maintain in effect a permit or approval significant to its landfill business could have a material adverse effect on the Company's operations and financial condition.
     The design, operation and closure of landfills is extensively regulated. These regulations include, among others, the regulations ("Subtitle D Regulations") establishing minimum federal requirements adopted by the U.S. Environmental Protection Agency ("EPA") in October 1991 under Subtitle D of the Resource Conservation and Recovery Act of 1976 ("RCRA"). Failure to comply with these regulations could require the Company to undertake investigatory or remedial activities, to curtail operations or to close a landfill temporarily or permanently. Future changes in these regulations may in the future require the Company to modify, supplement or replace equipment or facilities at costs which may be substantial. The failure of regulatory agencies to enforce these regulations vigorously or consistently may give an advantage to competitors of the Company whose facilities do not comply with the Subtitle D Regulations or its state counterparts. The Company's ultimate financial obligations related to any failure to comply with these regulations could have a material adverse effect on the Company's operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources".
     Companies in the solid waste services business, including the Company, are frequently subject in the normal course of business to judicial and administrative proceedings involving federal, state or local agencies or citizens' groups. These governmental agencies may seek to impose fines or penalties on the Company or to revoke or deny renewal of the Company's operating permits or licenses for violations or alleged violations of environmental laws or regulations or require that the Company make expenditures to remediate potential environmental problems relating to waste disposed of or stored by the Company or its predecessors, or resulting from its or its predecessors' transportation and collection operations. Any adverse outcome in these proceedings could have a material adverse effect on the Company's financial condition or results of operations and may subject the Company to adverse publicity. The Company may be subject to actions brought by individuals or community groups in connection with the permitting or licensing of its operations, any alleged violation of such permits or licenses or other matters. See "Potential Environmental Liability" below and "Business -- Legal Proceedings".
     POTENTIAL ENVIRONMENTAL LIABILITY. The Company is with respect to its existing business and will be with respect to any future landfill business subject to liability for any environmental damage that its solid waste facilities may cause to neighboring landowners, particularly as a result of the contamination of drinking water sources or soil, including damage resulting from conditions existing prior to the acquisition of such facilities by the Company. The Company may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal was arranged by the Company or its predecessors. Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Regulation".
     The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("Superfund" or "CERCLA"), imposes strict, joint and several liability on the present owners and operators of facilities from which a release of hazardous substances into the environment has occurred, as well as any party that owned or operated the facility at the time of disposal of the hazardous substances regardless of when the hazardous substance was first detected. Similar liability is imposed upon the generators of waste which contains hazardous substances and upon hazardous substance transporters that select the treatment, storage or disposal site. All such persons, who are referred to as potentially responsible parties ("PRPs"), generally are jointly and severally liable for the expense of waste site investigation, waste site cleanup costs and natural resource damages, regardless of whether they exercised due care and complied with all relevant laws and regulations. These costs can be very substantial. Furthermore, such liability can be based upon the existence of even very small amounts of the more than 700 "hazardous substances" listed by the EPA and is not limited to the disposal of "hazardous wastes," as statutorily defined. It is likely that hazardous substances have in the past come to be located in landfills with which the Company has been associated. The Company transported hazardous substances in the past and may do so in the future, however, for the 12-month period ended December 31, 1996 and the three-month period ended March 31, 1997, the Company transported no hazardous substances and there were no revenues associated with any such transportation. If any of these sites or operations ever experiences environmental problems, the Company could be subject to substantial liability which could have a material adverse effect on its financial condition and results of operations. See
"Business -- Regulation".
                                       8

     With respect to each business that Waste Industries acquires, there may be liabilities that the Company fails to or is unable to discover, including liabilities arising from noncompliance with environmental laws by prior owners, and for which the Company, as a successor owner, may be legally responsible. Representations, warranties and indemnities from the sellers of such businesses, if obtained and if legally enforceable, may not cover fully the resulting environmental liabilities due to their limited scope, amount or duration, the financial limitations of the warrantor or indemnitor or other reasons. Certain environmental liabilities, even though expressly not assumed by the Company, may nonetheless be imposed on the Company under certain legal theories of successor liability, particularly under CERCLA. See "Business -- Acquisition Program".
     POTENTIAL CLOSURE AND POST-CLOSURE COSTS. In the event that the Company develops or acquires landfills, the Company will have material financial obligations relating to closure and post-closure costs of disposal facilities which it may operate in the future. The Company will provide accruals for future obligations (generally for a term of 30 to 40 years after final closure of any such landfill) based on engineering estimates of consumption of permitted landfill airspace over the useful life of any such landfill. There can be no assurance that the Company's ultimate financial obligations for actual closing or post-closing costs will not exceed the amount accrued and reserved or amounts otherwise receivable pursuant to insurance policies or trust funds. Such a circumstance could have a material adverse effect on the Company's financial condition and results of operation.

     POTENTIAL UNINSURED RISKS AND INABILITY TO OBTAIN SURETY BONDS OR LETTERS OF CREDIT. The Company's insurance program does not cover liabilities associated with any environmental cleanup or remediation on the Company's own sites. As a result, an uninsured claim against the Company, if successful and of sufficient magnitude, could have a material adverse effect on the Company's results of operations and financial condition. Any future difficulty in obtaining insurance could also impair the Company's ability to secure future contracts conditioned upon the contractor having adequate insurance coverage. See "Business -- Risk Management, Insurance and Performance Bonds".

     Municipal solid waste collection contracts may require performance bonds or other means of financial assurance to secure contractual performance. If the Company were unable to obtain surety bonds or letters of credit in sufficient amounts or at acceptable rates, it could be precluded from entering into additional municipal solid waste collection contracts or obtaining or retaining landfill operating permits. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources".
     DEPENDENCE ON MANAGEMENT. The Company is highly dependent upon the services of the members of its senior management team, the loss of any of whom may have an adverse effect on the Company. The Company does not maintain key-man life insurance with respect to any members of management. See
"Management -- Executive Officers and Directors".
     CONTROL BY MANAGEMENT. Upon the completion of this offering, executive officers and directors of the Company as a group will beneficially own approximately 81.0% of the outstanding Common Stock. See "Principal and Selling Shareholders". As a result, these existing shareholders, if acting together, will be able to control the election of individuals to the Board of Directors and the outcome of other matters submitted for shareholder consideration.
     POTENTIAL ANTI-TAKEOVER PROVISIONS. The Company's Articles of Incorporation authorize the Board of Directors to issue up to 10,000,000 shares of Preferred Stock and to fix the rights and preferences thereof without shareholder approval. Issuance of shares of Preferred Stock could have the effect of delaying or preventing a change of control of the Company otherwise desired by the shareholders.
     The North Carolina Business Corporation Act contains a "Shareholder Protection Act" which, with certain exceptions discussed below, requires approval of certain business combinations between a North Carolina corporation and any beneficial holder of more than 20% of the voting shares of the corporation by the holders of at least 95% of the voting shares of the corporation. Business combinations subject to this approval requirement include any merger or consolidation of the corporation with or into any other corporation, the sale or lease of all or any substantial part of the corporation's assets, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The principal exception to the special voting requirement applies to business combinations that satisfy various complex statutory provisions, including provisions relating to the fairness of the price and the constituency of the Board of Directors. In addition, the special voting requirement shall not be applicable to any corporation if (i) the corporation was not a public corporation at the time such other entity acquired in excess of 10% of the voting shares; (ii) the corporation adopted an amendment to its bylaws or provided in its original articles of incorporation providing that the provisions shall not apply to it in accordance with the statute; or (iii) the business combination in question was the subject of an existing agreement of the corporation on April 23, 1987. In addition, corporations with fewer than 2,000 shareholders of record and those whose stock is not listed on a national securities exchange are exempt from the special voting requirement. The Company has not "opted out" of the Shareholder Protection Act.
     Certain North Carolina public corporations are also subject to "The North Carolina Control Share Acquisition Act". This law provides that shares acquired in a transaction that would cause the acquiring person's voting strength to meet or exceed
                                       9
any of three thresholds (20%, 33.3% or a majority) of voting power have no voting rights unless granted by a majority vote of all the outstanding shares of the corporation (not including interested shares) entitled to vote for the election of directors. "Interested shares" means the shares of a corporation beneficially owned by (i) any person who has acquired or proposes to acquire control shares in a control share acquisition; (ii) any officer of the corporation; or (iii) any employee of the covered corporation who is also a director of the corporation. This provision empowers an acquiring person to require the North Carolina corporation to hold a special meeting of shareholders to consider the matter within 50 days of its request. The Company has not "opted out" of The North Carolina Control Share Acquisition Act.
     The provisions of the Shareholder Protection Act and The North Carolina Control Share Acquisition Act were designed to deter certain takeovers of North Carolina corporations.
     NO PRIOR PUBLIC MARKET; FLUCTUATIONS IN QUARTERLY RESULTS; POTENTIAL STOCK PRICE VOLATILITY. Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active trading market will develop or be sustained after completion of this offering. The initial public offering price will be determined through negotiations between the Company and the representatives of the Underwriters based on several factors and may not be indicative of the market price of the Common Stock after completion of this offering. See "Underwriting". The Company believes that period-to-period comparisons of its operating results should not be relied upon for an indication of future performance. Due to a variety of factors including general economic conditions, governmental regulatory action, acquisitions, capital expenditures and other costs related to the expansion of operations and services and pricing changes, it is possible that in some future quarter, the Company's operating results will be below the expectations of public market analysts and investors. In such event, the Company's Common Stock price would likely be materially affected. The market price of the shares of Common Stock may be highly volatile and is likely to be affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of new contracts by the Company, its competitors or their customers, government regulatory action, general market conditions and other factors. In addition, the stock market has from time-to-time experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies whose securities are publicly traded; yet, these broad market fluctuations may also adversely affect the market price of the publicly traded securities of such companies, including the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been commenced against such companies. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations. Any adverse determination in such litigation could also subject the Company to significant liabilities.
     SHARES ELIGIBLE FOR FUTURE SALE. Sale of substantial amounts of the Company's Common Stock in the public market following this offering, or the perception that such sales could occur, could adversely affect prevailing market prices of the Company's Common Stock. All of the shares offered hereby will be freely saleable in the public market after completion of this offering, unless acquired by affiliates of the Company. All of the shares outstanding prior to completion of this offering are subject to contractual restrictions which prohibit the shareholder from selling or otherwise disposing of such shares for a period of 180 days after the date of this Prospectus without the consent of Alex. Brown & Sons Incorporated. After this 180-day period expires, 519,252 of the currently outstanding shares will be freely saleable in the public market and 8,536,105 shares will be eligible for resale in the public market under Rule 144 promulgated under the Securities Act of 1933, as amended ("Securities Act"). See "Shares Eligible for Future Sale". Approximately 180 days after the completion of this offering, the Company intends to file a registration statement under the Securities Act to register up to 1,800,000 shares issuable upon exercise of stock options or other awards granted or to be granted under its stock plans. After the filing of such registration statement and subject to certain restrictions under Rule 144, these shares will be freely saleable in the public market immediately following exercise of such options. See "Description of Capital Stock," "Management -- Executive Compensation; Stock Options" and "Shares Eligible for Future Sale".
     IMMEDIATE AND SUBSTANTIAL DILUTION. At an assumed initial public offering price of $11.50 per share, purchasers of shares of Common Stock in this offering will incur immediate and substantial dilution of $9.36 per share in the net tangible book value of their purchased shares of Common Stock. See "Dilution". Investors may also experience additional dilution as a result of shares of Common Stock being issued for potential future business acquisitions and as a result of the exercise of employee stock options. See "Shares Eligible for Future Sale".
     NO DIVIDENDS. The Company intends to retain all earnings for the foreseeable future for use in the operation and expansion of its business. Consequently, the Company does not anticipate paying any cash dividends on its Common Stock for the foreseeable future. See "Dividend Policy and Prior S Corporation Status".
                                       10

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of its 1,605,200 shares of Common Stock offered hereby, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, are estimated to be $16.8 million ($20.2 million if the Underwriters' overallotment option is exercised in full). Approximately all of the net proceeds to the Company will be used to repay the Company's then outstanding indebtedness to Branch Banking & Trust Co. ("BB&T"), including indebtedness under its $20.0 million revolving credit facility with BB&T. Any remainder of the net proceeds may be used for potential future acquisitions, capital expenditures and working capital, including $2.5 million designated for use in the siting, development and construction of a land clearing and inert debris ("LCID") landfill. Pending specific application of the net proceeds, the Company intends to invest unused net proceeds in short-term interest-bearing securities.

     After repayment of the BB&T revolving credit facility, the Company will be able to redraw on the credit facility as needed for future potential acquisitions and capital expenditures. The proceeds of the Company's revolving credit facility were used primarily to refinance other debt and acquire related businesses and will, in the future, be used to finance certain of the Company's capital expenditures and acquisitions. The BB&T revolving credit facility had a weighted average interest rate of approximately 7.308% at March 1, 1997 and will mature on April 1, 2006. Although the Company regularly engages in discussions relating to potential acquisitions, it is not currently a party to any letters of intent with respect to any material pending acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".
                 DIVIDEND POLICY AND PRIOR S CORPORATION STATUS

     From 1986 until May 9, 1997, the Company was subject to taxation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, during that time the net income of the Company, for federal and certain state income tax purposes, was reported by and taxable directly to the Company's shareholders, rather than to the Company. Primarily to provide funds for tax obligations payable by its shareholders on account of the Company's income in 1995, the Company made $3,119,702 of cash distributions during 1996 to its shareholders. In connection with its conversion from S Corporation to C Corporation status, the Company will effect an S Corporation distribution (consisting of approximately $1.48 million in cash payments) to the Company's S Corporation shareholders as soon as practicable following completion of this offering (the "S Corporation Distribution").


     Following consummation of this offering, the Company does not intend to pay cash dividends on the Common Stock for the foreseeable future as it intends to retain all earnings for use in the operation and expansion of the Company's business. The Company's credit facilities contain covenants which restrict the payment of cash dividends.

                                    DILUTION
     The Company's pro forma net tangible book value as of March 31, 1997 was $7.2 million (excluding intangible assets totalling $4.2 million), or $0.75 per share of Common Stock. Pro forma net tangible book value per share represents the amount of the Company's total tangible assets less its total liabilities, divided by the total number of shares of Common Stock outstanding after giving effect to the assumption by the Company of a $4.6 million net deferred tax liability as a result of terminating its S Corporation election concurrent with the completion of this offering.
     After giving effect to the sale by the Company of 1,605,200 shares of Common Stock in this offering at the assumed initial public offering price of $11.50 per share (and after deduction of the underwriting discounts and commissions and estimated offering expenses), the pro forma net tangible book value of the Common Stock as of March 31, 1997 would have been approximately $24.0 million or $2.14 per share. This represents an immediate increase in pro forma net tangible book value of $1.39 per share to existing shareholders and an immediate dilution in net tangible book value of $9.36 per share to purchasers of Common Stock in the offering, as illustrated in the following table:

Assumed initial public offering price per share.............................................................            $11.50
  Pro forma net tangible book value per share at March 31, 1997.............................................   $0.75
  Increase per share attributable to new investors..........................................................    1.39
Pro forma net tangible book value per share after this offering.............................................              2.14
Net tangible book value dilution per share to new investors.................................................            $ 9.36

     The following table sets forth, as of March 31, 1997, the difference between existing shareholders and purchasers of shares in this offering with respect to the number of shares purchased from the Company, before deduction of the underwriting discounts and commissions and estimated offering expenses, the total consideration paid and the average price per share paid:

                                                                    SHARES PURCHASED        TOTAL CONSIDERATION      AVERAGE PRICE
                                                                    NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
Existing shareholders..........................................    9,600,157      85.7%    $ 3,192,171      14.7%       $  0.33
New investors..................................................    1,605,200      14.3      18,459,800      85.3        $ 11.50
  Total........................................................   11,205,357     100.0%    $21,651,971     100.0%

     As of March 31, 1997, the Company had outstanding stock options exercisable for 526,000 shares of Common Stock at a weighted average exercise price of $5.10 per share. If these options are exercised, further dilution to new investors will occur. The Company may also issue additional shares to effect future potential business acquisitions or upon exercise of future stock option grants or equity awards, which could also result in additional dilution to then existing shareholders. See "Management -- Executive Compensation; Stock Options".
                                       12

                                 CAPITALIZATION

     The following table sets forth as of March 31, 1997 the Company's (i) actual current maturities of long-term debt and capitalization, (ii) pro forma current maturities of long-term debt and capitalization after giving effect to
(a) the assumption of a net deferred tax liability of $4.6 million as a result of the Company terminating its S Corporation election on May 9, 1997 and (b) the S Corporation Distribution (see "Dividend Policy and Prior S Corporation Status"), and (iii) pro forma current maturities of long-term debt and capitalization, as adjusted to give effect to the application of the estimated net proceeds from the sale by the Company of 1,605,200 shares of Common Stock offered by it hereby at the assumed initial public offering price of $11.50 per share, after deducting the underwriting discounts and commissions and estimated offering expenses. See "Description of Capital Stock" and "Use of Proceeds".


                                                                                                      MARCH 31, 1997
                                                                                                                    PRO FORMA
                                                                                          ACTUAL     PRO FORMA    AS ADJUSTED(1)
                                                                                                      (IN THOUSANDS)
Current maturities of long-term debt...................................................   $   102     $   102        $    102
Long-term debt, net of current maturities..............................................   $34,853     $34,853        $ 18,135
Shareholders' equity:
  Preferred Stock, $0.01 par value, 10,000,000 shares authorized, none outstanding,
     actual, pro forma and pro forma as adjusted.......................................        --          --              --
  Common Stock, no par value, 80,000,000 shares authorized; 9,600,157 shares issued and outstanding, actual and pro forma; 11,205,357 shares issued and outstanding, pro
     forma as adjusted(2)..............................................................        92          92          16,810
  Retained earnings....................................................................    16,240      10,160          10,160
  Shareholders' loans..................................................................      (247)       (247)           (247)
       Total shareholders' equity......................................................    16,085      10,005          26,723
          Total capitalization.........................................................   $50,938     $44,858        $ 44,858


(1) The application of the estimated net proceeds from the sale by the Company of the 1,605,200 shares of Common Stock offered by it hereby will be used to repay all of the Company's then outstanding indebtedness under the BB&T facility.
(2) Excludes 526,000 shares issuable upon exercise of stock options outstanding as of March 31, 1997 at a weighted average exercise price of $5.10 per share. See "Management -- Executive Compensation; Stock Options".
                                       13

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
     The following table presents selected consolidated statements of operations, balance sheet and other operating data of the Company for the periods and the dates indicated. The selected statements of operations and balance sheet data, at or for each of the full fiscal years presented below, were derived from the Company's consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors. The selected financial data for the three months ended March 31, 1996 and 1997 are derived from consolidated financial statements that have not been audited. In the opinion of management, the unaudited consolidated financial data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position and results of operations for that period. The results of operations for the three months ended March 31, 1996 and 1997 are not necessarily indicative of the results of operations for any future period. The selected consolidated financial data below should be read in conjunction with the Company's audited consolidated financial statements and notes thereto at December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations". The Company's audited consolidated financial statements at and for prior dates and periods are not included elsewhere in this Prospectus.

                                                                                                           THREE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,(1)                     MARCH 31,
                                                     1992       1993       1994       1995       1996       1996       1997
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Revenues.......................................   $43,074    $50,598    $66,837    $82,688    $92,887    $20,566    $24,124
  Cost of operations.............................    23,770     27,869     37,853     50,395     59,337     13,105     14,838
  Selling, general and administrative............    10,563     12,102     15,143     15,467     16,329      3,606      4,588
  Depreciation and amortization..................     5,450      6,150      7,615      8,217      8,471      1,982      2,319
  Operating income...............................     3,291      4,477      6,226      8,609      8,750      1,873      2,379
  Interest expense...............................    (1,536)    (1,625)    (1,920)    (2,122)    (2,395)      (497)      (610)
  Other income...................................       186        171        287        473        694        172        152
  Income before income taxes.....................     1,941      3,023      4,593      6,960      7,049      1,548      1,921
  Pro forma income taxes(2)......................       770      1,230      1,865      2,790      2,845        625        775
  Pro forma net income(2)........................   $ 1,171    $ 1,793    $ 2,728    $ 4,170    $ 4,204    $   923    $ 1,146
  Pro forma earnings per share(2)(3).............   $  0.12    $  0.19    $  0.28    $  0.43    $  0.43    $  0.10    $  0.12
  Weighted average shares outstanding............     9,574      9,566      9,596      9,599      9,821      9,605      9,821
OTHER OPERATING DATA:
  EBITDA(4)......................................   $ 8,927    $10,798    $14,128    $17,299    $17,915    $ 4,027    $ 4,850


                                                                                 DECEMBER 31,                        MARCH 31,
                                                               1992       1993       1994       1995       1996        1997
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents................................   $ 1,026    $ 1,987    $ 2,039    $ 2,071    $ 1,803     $   578
  Working capital (deficit)................................    (1,525)    (2,779)    (3,313)     1,801      1,601       1,414
  Property and equipment, net..............................    25,694     31,184     33,295     33,742     39,842      43,169
  Total assets.............................................    34,920     45,404     48,836     50,673     59,068      60,661
  Long-term debt, net of current maturities................    19,215     23,770     22,466     27,193     33,070      34,853
  Shareholders' equity.....................................     6,569      8,996     12,579     13,559     14,171      16,085

(1) Effective April 1, 1996, Waste Industries completed a corporate reorganization in which Waste Enterprises, Inc., Waste Industries East, Inc., Waste Industries South, Inc., Waste Industries West, Inc., KABCO, Inc., Conway 378, Inc. and AmLease, Inc. were merged with and into Waste Industries. Simultaneously, certain real estate properties previously leased to Waste Industries by Property Management Group, a partnership of certain shareholders of Waste Industries, were transferred to Waste Industries. These transactions were accounted for at historical cost in a manner similar to that in pooling of interests accounting. Accordingly, Waste Industries' financial statements have been restated to include these accounts and transactions for all periods presented.
(2) For each of the fiscal years presented, the Company was an S Corporation and, accordingly, was not subject to federal and certain state corporate income taxes. The pro forma information has been computed as if the Company were subject to federal and all applicable state corporate income taxes for each of the periods presented assuming the tax rate that would have applied had the Company been taxed as a C Corporation. See "Dividend Policy and Prior S Corporation Status" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

(3) Supplementary net income per share, assuming that the net proceeds to the Company from this offering (based on the public offering price per share of $11.50) were used to repay revolving bank debt and for general corporate purposes, was $0.48 and $0.13 for the year ended December 31, 1996 and for three months ended March 31, 1997, respectively. Such supplementary net income per share data assume the transaction occurred at the beginning of the respective period. Weighted average shares outstanding for purposes of this computation is 9,820,853.


(4) EBITDA is defined as income before income taxes plus interest expense and depreciation and amortization. While EBITDA should not be considered an alternative to (i) operating income or net income (as determined in accordance with GAAP) as an indicator of the Company's operating performance or (ii) cash flows from operating activities (as determined in accordance with GAAP) as a measure of operating performance or liquidity, the Company has included EBITDA data (which are not a measure of financial performance under GAAP) because it understands that such data are commonly used by certain investors to evaluate a Company's performance in the solid waste industry. Furthermore, the Company believes that EBITDA data are relevant to an understanding of the Company's performance because they reflect the Company's ability to generate cash flows sufficient to satisfy its debt service, capital expenditure and working capital requirements. However, funds depicted by the EBITDA measure may not be available for debt service, capital expenditures or working capital due to legal or functional requirements to conserve funds or other commitments or uncertainties. EBITDA, as measured by the Company, might not be comparable to similarly titled measures reported by other companies. For more information about the Company's cash flows, see page F-5.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING WITHOUT LIMITATION THOSE SET FORTH IN "RISK FACTORS" AND THE MATTERS SET FORTH IN THIS PROSPECTUS GENERALLY.
OVERVIEW

     Waste Industries was founded by members of the current senior management team in 1970. The Company provides solid waste collection, transfer, recycling, processing and disposal services to customers primarily in North Carolina and South Carolina and, to a limited extent, in Virginia. The Company's objective is to build the premier solid waste services company in the Southeastern U.S. by expanding its operations and capitalizing on its strong market presence.


     From December 31, 1992 through December 31, 1996, Company revenues, operating income and income before income taxes have increased at compounded annual rates of 21.2%, 27.7% and 38.0%, respectively. The Company has acquired 19 solid waste collection operations since 1990. All of these acquisitions were accounted for as purchases. Accordingly, the results of operations of these acquired businesses have been included in the Company's financial statements only from the respective dates of acquisition and have affected period-to-period comparisons of the Company's operating results. The Company anticipates that a substantial part of its future growth will come from acquiring additional solid waste collection, transfer and disposal businesses and, therefore, it is expected that additional acquisitions could continue to affect period-to-period comparisons of the Company's operating results. In connection with the Company's growth strategy, the Company has invested in collection vehicles and equipment, in maintenance of existing equipment and in management information systems which should enable the Company to expand internally and through acquisitions based upon its existing infrastructure.


     From 1986 until May 9, 1997, the Company was subject to taxation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, during that time the net income of the Company, for federal and certain state income tax purposes, was reported by and taxable directly to the Company's shareholders, rather than to the Company. Primarily to provide funds for tax obligations payable by its shareholders on account of the Company's income in 1995, the Company made $3,119,702 of cash distributions during 1996 to its shareholders. In connection with its conversion from S Corporation to C Corporation status, the Company will effect the S Corporation Distribution (consisting of approximately $1.48 million in cash payments) to the Company's S Corporation shareholders as soon as practicable following completion of this offering.


     The Company's S Corporation status was terminated on May 9, 1997 and, accordingly, the Company became fully subject to federal and state income taxes on that date. In connection with the termination of the Company's S Corporation status, the Company will distribute to its S Corporation shareholders the S Corporation Distribution described above. Purchasers of shares of Common Stock in this offering will not be entitled to the S Corporation Distribution.

RESULTS OF OPERATIONS
  GENERAL

     The Company's branch waste collection operations generate revenues from fees collected from commercial, industrial and residential collection and transfer station customers. The Company derives a substantial portion of its collection revenues from commercial and industrial services which are performed under one-year to five-year service agreements. The Company's residential collection services are performed either on a subscription basis with individual households, or under contracts with municipalities, apartment owners, homeowners associations or mobile home park operators. Residential customers on a subscription basis are billed quarterly in advance and provide the Company with a stable source of revenues. A liability for future service is recorded upon billing and revenues are recognized at the end of each month in which services are actually provided. Municipal contracts in the Company's existing markets are typically awarded, at least initially, on a competitive bid basis and thereafter on a bid or negotiated basis and usually range in duration from one to five years. Municipal contracts provide consistent cash flow during the term of the contracts.

     The Company's prices for its solid waste services are typically determined by the collection frequency and level of service, route density, volume, weight and type of waste collected, type of equipment and containers furnished, the distance to the disposal or processing facility, the cost of disposal or processing, and prices charged in its markets for similar services.
                                       15

The Company's ability to pass on price increases is sometimes limited by the terms of its contracts. Long-term solid waste collection contracts typically contain a formula, generally based on a predetermined published price index, for automatic adjustment of fees to cover increases in some, but not all, operating costs.
     The Company currently operates approximately 100 convenience sites under contract with 15 counties in order to consolidate waste in rural areas. These contracts, which are usually competitively bid, generally have terms of one to five years and provide consistent cash flow during the term of the contract since the Company is paid regularly by the local government. The Company also operates four recycling processing facilities as part of its collection and transfer operations where it collects, processes, sorts and recycles paper products, aluminum and steel cans, pallets, certain plastics, glass, and certain other items. The Company's recycling facilities generate revenues from the collection, processing and resale of recycled commodities, particularly recycled wastepaper. Through a centralized effort, the Company resells recycled commodities using commercially reasonable practices and seeks to manage commodity pricing risk by spreading the risk among its customers. The Company also operates curbside residential recycling programs in connection with its residential collection operations in most of the communities it serves.
     Operating expenses for the Company's collection operations include labor, fuel, equipment maintenance and tipping fees paid to landfills. The Company owns or operates 11 transfer stations which reduce the Company's costs by improving its utilization of collection personnel and equipment and by consolidating the waste stream to gain more favorable disposal rates. The Company does not currently own or operate any solid waste landfills. In the event that the Company develops or acquires landfills, operating expenses for such landfill operations may include labor, equipment, legal and administrative, ongoing environmental compliance, royalties to former owners, host community fees, site maintenance and accruals for closure and post-closure maintenance.
     The Company capitalizes certain expenditures related to pending acquisitions or development projects. Indirect acquisition and project development costs, such as executive and corporate overhead, public relations and other corporate services, are expensed as incurred. The Company's policy is to charge against net income any unamortized capitalized expenditures and advances (net of any portion thereof that the Company estimates to be recoverable, through sale or otherwise) relating to any operation that is permanently shut down, any pending acquisition that is not consummated and any landfill development project that is not expected to be successfully completed. Engineering, legal, permitting, construction and other costs directly associated with the acquisition or development of a landfill, together with associated interest, are capitalized. At December 31, 1996, the Company had recorded no such capitalized costs. At March 31, 1997, the Company had recorded $62,253 of capitalized land acquisition costs in connection with the development of a new LCID landfill and $44,784 relating to pending acquisitions. Because it currently does not own any landfills, the Company does not accrue for estimated landfill closure and post-closure maintenance costs.
     Selling, general and administrative ("SG&A") expenses include management salaries, clerical and administrative overhead, professional services, costs associated with the Company's marketing and sales force and community relations expense.

     Property and equipment is depreciated over the estimated useful life of the assets using the straight line method.

     Other income and expense, which is comprised primarily of interest income and gains and losses on sales of equipment, has not historically been material to the Company's results of operations. Also included in other income and expense are new equipment sales and related installation revenues from third parties.
     To date, inflation has not had a significant impact on the Company's operations.
                                       16

     The following table sets forth for the periods indicated the percentage of revenues represented by the individual line items reflected in the Company's statements of income:

                                                                                     THREE MONTHS
                                                    YEAR ENDED DECEMBER 31,        ENDED MARCH 31,
                                                  1994       1995       1996       1996       1997
Revenues.......................................   100.0%     100.0%     100.0%     100.0%     100.0%
Cost of operations.............................    56.6       60.9       63.9       63.7       61.5
Selling, general and administrative............    22.7       18.7       17.6       17.5       19.0
Depreciation and amortization..................    11.4        9.9        9.1        9.6        9.6
Operating income...............................     9.3       10.5        9.4        9.2        9.9
Interest expense...............................    (2.9)      (2.6)      (2.6)      (2.4)      (2.5)
Other income...................................     0.5        0.5        0.8        0.8        0.6
Income before income taxes.....................     6.9%       8.4%       7.6%       7.6%       8.0%


  THREE MONTHS ENDED MARCH 31, 1997 VS. THREE MONTHS ENDED MARCH 31, 1996

     REVENUES. Revenues increased $3.6 million, or 17.3%, to $24.1 million for the three months ended March 31, 1997 from $20.6 million for the three months ended March 31, 1996. This increase was attributable to the following factors:
(i) increased collection volumes resulting from new municipal and commercial contracts and residential subscriptions; and (ii) to a lesser extent, the effect of four businesses acquired during the year ended December 31, 1996.


     COST OF OPERATIONS. Cost of operations increased $1.7 million to $14.8 million for the three months ended March 31, 1997 from $13.1 million for the three months ended March 31, 1996. The principal reason for the increase was the addition of new customers and contracts, including those from the acquisitions of new businesses, since March 31, 1996. Cost of operations as a percentage of revenues decreased to 61.5% for the three months ended March 31, 1997 from 63.7% for the three months ended March 31, 1996. This percentage decrease was the result of increased route density and a decrease in waste stream processing costs.


     SG&A. SG&A increased $1.0 million to $4.6 million for the three months ended March 31, 1997 from $3.6 million for the three months ended March 31, 1996. As a percentage of revenues, SG&A increased to 19.0% for the three months ended March 31, 1997 from 17.5% for the three months ended March 31, 1996. This increase was due to an increase in personnel-related and general operating expenses incurred in support of the Company's revenue growth.


     DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased by approximately $300,000 to $2.3 million for the three months ended March 31, 1997 from $2.0 million for the three months ended March 31, 1996. This increase was principally due to the depreciation of the additional property and equipment acquired to service higher collection volumes as well as depreciation of the additional assets of businesses acquired during the year ended December 31, 1996 and the three months ended March 31, 1997. Depreciation and amortization, as a percentage of revenues, remained relatively constant at 9.6% for the three months ended March 31, 1997 and 1996.

     INTEREST EXPENSE. Interest expense increased approximately $100,000 to approximately $600,000 for the three months ended March 31, 1997 from approximately $500,000 for the three months ended March 31, 1996. Interest expense, as a percentage of revenues, increased to 2.5% for the three months ended March 31, 1997 from 2.4% for the three months ended March 31, 1996. These increases were primarily due to the higher level of the average outstanding indebtedness and an increase in the interest rates on outstanding borrowings.
  1996 VS. 1995

     REVENUES. Revenues increased $10.2 million, or 12.3%, to $92.9 million in 1996 from $82.7 million in 1995. This increase was attributable to the following two factors: (i) increased collection volumes resulting from new municipal and commercial contracts and residential subscriptions; and (ii) to a lesser extent, the effect of a full year of revenues from the three businesses acquired in 1995, as well as a partial year of results from four businesses acquired in 1996. The effect of these revenue increases was partially offset by a decrease in revenue from sales of recyclable commodities. This decrease was due to a significant decrease in the weighted average price received by the Company for recyclable commodities, primarily corrugated and newsprint materials, causing an approximate 2% decrease in 1996 revenue growth from commodity sales. Price increases in 1996 for the Company's solid waste collection and disposal services did not contribute materially to increased 1996 revenues.

     COST OF OPERATIONS. Cost of operations increased $8.9 million to $59.3 million in 1996 from $50.4 million in 1995. The principal reason for the increase was the addition of new customers and contracts during the year, including those from the acquisition of new businesses acquired during 1995 and 1996. Cost of operations as a percentage of revenues increased to 63.9% in 1996 from 60.9% in 1995. This increase was the result of: (i) proportionately more growth in lower margin services; (ii) lower margins in recycling services as a result of the decline in the weighted average prices of commodities; and (iii) an increase in waste stream processing and disposal costs.


     SG&A. SG&A expenses increased approximately $800,000 to $16.3 million in 1996 from $15.5 million in 1995. As a percentage of revenues, SG&A decreased to 17.6% in 1996 from 18.7% in 1995 due to improved economies of scale in the Company's collection operations as a result of additional collection volumes from new customer contracts and acquisitions.


     DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased by approximately $300,000 to $8.5 million in 1996 from $8.2 million for the prior year. The principal reason for the increase was depreciation of the additional property and equipment acquired and put into service due to higher collection volumes and depreciation of the additional assets of businesses acquired during 1995 and 1996. Depreciation and amortization, as a percentage of revenues, decreased to 9.1% in 1996 from 9.9% in 1995, primarily as a result of increased revenues.

     INTEREST EXPENSE. Interest expense increased approximately $300,000 to $2.4 million in 1996 from $2.1 million in 1995. This increase was due to the higher level of average annual outstanding indebtedness and an increase in the Company's interest rates on outstanding borrowings. Interest expense as a percentage of revenues remained relatively constant at 2.6% for both 1996 and 1995.
  1995 VS. 1994

     REVENUES. Revenues increased $15.9 million, or 23.7%, to $82.7 million in 1995 from $66.8 million in 1994. This increase was attributable primarily to the following factors: (i) the impact of increased collection volumes resulting from new municipal and commercial contracts and residential subscriptions; (ii) the effect of a full year of revenues from the three businesses acquired in 1994, as well as a partial year of results from three businesses acquired in 1995; and
(iii) an increase in the volumes and a significant increase in prices received for recyclable commodities, primarily corrugated and newsprint materials. Price increases in 1995 for the Company's services and products did not contribute materially to increased 1995 revenues.


     COST OF OPERATIONS. Cost of operations increased $12.5 million to $50.4 million in 1995 from $37.9 million in 1994. The principal reason for the increase was the addition of new customers and contracts during the year, including those from the acquisition of businesses acquired during 1994 and 1995. Cost of operations as a percentage of revenues increased to 60.9% in 1995 from 56.6% in 1994. This increase was the result of proportionately more growth in lower margin services and an increase in the waste stream processing and disposal costs.


     SG&A. SG&A expenses increased approximately $400,000 to $15.5 million in 1995 from $15.1 million in 1994. As a percentage of revenues, SG&A improved to 18.7% in 1995 from 22.7% in 1994. The improvement was due to improved economies of scale in the Company's collection operations as a result of additional collection volumes from new customer contracts and acquisitions.


     DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased approximately $600,000 to $8.2 million in 1995 from $7.6 million in 1994. The principal reason for the increase was depreciation of additional property and equipment acquired and put into service due to higher collection volumes and depreciation of the additional assets of businesses acquired during 1994 and 1995. Depreciation and amortization decreased as a percentage of revenues to 9.9% in 1995 from 11.4% in 1994 primarily as a result of increase revenues.

     INTEREST EXPENSE. Interest expense increased approximately $200,000 to $2.1 million in 1995 from $1.9 million in 1994. The principal reason for the increase in 1995 was an increase in the Company's interest rates on outstanding borrowings. Interest expense as a percentage of revenues decreased to 2.6% in 1995 from 2.9% in 1994, primarily as a result of increased revenues.
LIQUIDITY AND CAPITAL RESOURCES
     The Company's working capital at December 31, 1996 was $1.6 million compared to $1.8 million at December 31, 1995. The Company's working capital at March 31, 1997 decreased to $1.4 million from $1.6 million at December 31, 1996. The Company's strategy in managing its working capital has been to apply the cash generated from its operations which remains available after satisfying its working capital and capital expenditure requirements to reduce its indebtedness under its bank revolving credit facility and to minimize its cash balances. The Company finances its working capital requirements
                                       18
from internally generated funds and bank borrowings. In addition to internally generated funds, the Company has in place financing arrangements to satisfy its currently anticipated working capital needs in 1997. The Company has an established revolving credit facility with BB&T allowing the Company to borrow up to $20 million for acquisitions and capital expenditures and $5 million for working capital. In addition, the Company has established two $25 million term loan facilities with Prudential Insurance Company of America ("Prudential"). As of March 31, 1997, the Company had fully drawn down one of these facilities, leaving the Company with an uncommitted shelf facility of $25 million. Both of the BB&T and the Prudential credit facilities require the Company to maintain certain financial ratios, such as consolidated current debt to total capitalization, consolidated debt to earnings and consolidated fixed charges to earnings, and satisfy other predetermined requirements, such as minimum net worth, net income and deposit balances. Interest on the BB&T facility is payable monthly based on an adjusting spread to LIBOR. Interest on the Prudential facility is paid quarterly, based on a fixed rate of 7.28% The weighted average interest rate on outstanding borrowings under the BB&T facility was 7.308% at March 1, 1997. Of the Company's $50 million in committed facilities, $5 million mature on April 3, 1998, with the remainder maturing on April 1, 2006, subject to renewal. In May 1997, the Company obtained an additional $5 million under the BB&T working capital facility. This additional capacity has a 60-day term and bears interest at a rate of 7.44%. The Company intends to use these borrowings for acquisitions of related businesses and general corporate purposes.

     Net cash provided by operating activities totaled $4.1 million for the three months ended March 31, 1997, compared to $4.4 million for the three months ended March 31, 1996. This decrease was caused principally by the reductions in trade accounts payable and accrued expenses and other liabilities, which was partially offset by decreases in trade accounts receivable and inventories. Net cash provided by operations in 1996 decreased to $14.9 million from $15.8 million in 1995. This decrease in 1996 compared to 1995 includes the approximately $100,000 increase in income before income taxes. Depreciation and amortization increased approximately $300,000 in 1996 from 1995. Net cash provided by operations in 1995 increased to $15.8 million from $12.9 million in 1994. This increase in 1995 from the prior year includes the $2.4 million increase in income before income taxes. Depreciation and amortization increased approximately $600,000 in 1995 from 1994.
     Net cash used in investing activities totaled $6.2 million for the three months ended March 31, 1997, compared to $6.1 million in for the three months ended March 31, 1996. This increase was caused principally by the acquisition of certain assets employed or arising in connection with a residential collection business for approximately $782,000. This increase was offset by decreases in
(i) capital expenditures of approximately $363,000 and (ii) advances to affiliates of approximately $380,000. Net cash used in investing activities totaled $14.8 million for 1996 compared to $8.6 million in the prior year. This increase in 1996 compared to 1995 was caused principally by the $6.3 million increase in the amount of capital expenditures for property and equipment acquired and put into service due to higher collection volumes and, to a lesser extent, because (i) proceeds from sale of property and equipment decreased approximately $500,000, (ii) cash used for acquisitions of related businesses decreased $1.4 million, (iii) the Company incurred debt issuance costs of approximately $600,000 related to its new credit facilities, and (iv) in 1996 the Company discontinued acquiring equipment through an operating lease. Net cash used in investing activity totaled $8.6 million in 1995 compared to $11.4 million in 1994. The reduction in 1995 was caused principally by the Company entering into an operating lease for the acquisition of approximately $3.8 million for equipment due to favorable lease terms.
     Capital expenditures for 1997 are currently expected to be approximately $17.1 million, compared to $14.4 million in 1996 and $8.1 million in 1995. In 1997, approximately $13.0 million is expected to be utilized for vehicle and equipment additions and replacements, approximately $2.5 million for construction of a new LCID landfill site and approximately $1.6 million for expansion of transfer station services. The Company intends to fund its planned 1997 capital expenditures principally through internally generated funds, proceeds of this offering and borrowings under existing credit facilities. In addition, the Company anticipates that it may require substantial additional capital expenditures to facilitate its growth strategy of acquiring solid waste collection and disposal businesses. If the Company is successful in acquiring landfill disposal facilities, the Company may also be required to make significant expenditures to bring any such newly acquired disposal facilities into compliance with applicable regulatory requirements, obtain permits for any such newly acquired disposal facilities or expand the available disposal capacity at any such newly acquired disposal facilities. The amount of these expenditures cannot be currently determined, since they will depend on the nature and extent of any acquired landfill disposal facilities, the condition of any facilities acquired and the permitting status of any acquired sites.
     Net cash provided by financing activities totaled $877,000 for the three months ended March 31, 1997, compared to $274,000 for the three months ended March 31, 1996. This increase was caused principally by additional borrowings on long-term notes payable of approximately $632,000, which were used to fund capital expenditures. Net cash used in financing activities for 1996 was approximately $400,000, compared to net cash used in financing activities of $7.2 million for
                                       19

1995. The difference between the 1996 and 1995 amounts was attributable to: (i) the Company's increased level of borrowings on bank notes payable to $32.8 million in 1996 from $28.2 million in 1995; (ii) distributions to shareholders and affiliates of $4.9 million in 1996 compared to distributions of $6.8 million in 1995; and (iii) the discontinuance of acquiring equipment through operating leases which accounted for approximately $3.8 million in 1995. Net cash used in financing activities in 1995 was $7.2 million compared to $1.4 million in 1994. The difference between the 1995 and 1994 amounts was attributable to: (i) distributions to shareholders and affiliates of $6.8 million in 1995 compared to net distributions of $1.2 million in 1994; and (ii) the Company entering into an operating lease for the acquisition of approximately $3.8 million of equipment in 1995, an increase of $3.8 million over 1994.
     At March 31, 1997, the Company had approximately $35.0 million of long-term and short-term borrowings outstanding and approximately $746,000 in letters of credit. At March 31, 1997, the ratio of the Company's long-term debt to total capitalization was 68.4% compared to 70.0% at December 31, 1996 and 1995, respectively. Since the Company intends to use the net proceeds from its sale of shares in this offering to repay all outstanding amounts under the BB&T revolving credit facility, it will then have available substantially all of the $25 million borrowing capacity under such facility. In the past, the Company has been able to obtain other types of financing arrangements to fund its various capital requirements. The Company believes it can readily access such additional sources of financing as necessary to facilitate the Company's growth.
QUARTERLY RESULTS
     The following table presents the Company's unaudited consolidated quarterly results and the percentages of revenues represented by the individual line items reflected in the Company's consolidated statements of operations for each of the four quarters in the period ended March 31, 1997. This information has been presented on the same basis as the Company's audited consolidated financial statements appearing elsewhere in this Prospectus and, in the Company's opinion, contains all necessary adjustments (consisting only of normal recurring adjustments) to present fairly the Company's unaudited quarterly results when read in conjunction with the Company's audited financial statements and notes thereto. Interim operating results, however, are not necessarily indicative of the Company's results for any future period.

                                                                               THREE MONTHS ENDED
                                                                       SEPTEMBER 30,        DECEMBER 31,
                                                   JUNE 30, 1996            1996                1996           MARCH 31, 1997
                                                                             (DOLLARS IN THOUSANDS)
Revenues.......................................   $22,761    100.0%   $24,894    100.0%   $24,665    100.0%   $24,124    100.0%
Cost of operations.............................    14,298     62.8     16,142     64.8     15,792     64.0     14,838     61.5
Selling, general and administrative............     3,935     17.3      4,442     17.8      4,346     17.6      4,588     19.0
Depreciation and amortization..................     2,113      9.3      2,174      8.7      2,202      8.9      2,319      9.6
Operating income...............................     2,415     10.6      2,136      8.7      2,325      9.5      2,379      9.9
Interest expense...............................      (650)    (2.9)      (626)    (2.5)      (622)    (2.5)      (610)    (2.5)
Other income...................................        90      0.6        266      1.0        167      0.6        152      0.6
Income before income taxes.....................     1,855      8.3      1,776      7.2      1,870      7.6      1,921      8.0
Pro forma income taxes(1)......................       749      3.4        717      2.9        754      3.1        775      3.2
Pro forma net income(1)........................   $ 1,106      4.9%   $ 1,059      4.3%   $ 1,116      4.5%   $ 1,146      4.8%
Pro forma earnings per share(1)................   $  0.11             $  0.11             $  0.11             $  0.12



(1) For each of the periods presented, the Company was an S Corporation and, accordingly, was not subject to federal and certain state corporate income taxes. The pro forma information has been computed as if the Company were subject to federal and all applicable state corporate income taxes for each of the periods presented assuming the tax rate that would have applied had the Company been taxed as a C Corporation. See "Dividend Policy and Prior S Corporation Status" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview".

SEASONALITY
     The Company's results of operations tend to vary seasonally, with the first quarter typically generating the least amount of revenues, higher revenues in the second and third quarters, and a decline in the fourth quarter. This seasonality reflects the lower volume of waste during the fall and winter months. Also, certain operating and fixed costs remain relatively constant throughout the calendar year, which when offset by these revenues results in a similar seasonality of operating income.
                                       20

                                    BUSINESS
INTRODUCTION

     Waste Industries is a regional solid waste services company providing solid waste collection, transfer, recycling, processing and disposal services to customers primarily in North Carolina and South Carolina and, to a limited extent, in Virginia. Based on its estimates of landfill disposal tonnage in 1996, the Company believes that it controls an average of over 25% of the waste stream in the markets it serves and approximately 13% of the total waste stream in North Carolina and South Carolina. The Company's principal operations as of April 30, 1997 consisted of 19 branch collection operations, 11 transfer stations, and four recycling processing centers that serve approximately 150,000 municipal, residential, commercial and industrial locations.

     Members of the senior management team founded Waste Industries in 1970 and are recognized for their leadership roles throughout the solid waste management industry and trade organizations. The Company's management team collectively has over 240 years of experience in the solid waste industry and over 140 years with the Company.
INDUSTRY OVERVIEW
     According to the Environmental Business Journal, an industry trade publication (the "EBJ"), the U.S. nonhazardous solid waste collection and disposal industry generated estimated revenues of approximately $32.5 billion in 1995. The EBJ also reports that 21% of the solid waste industry revenue is accounted for by approximately 5,900 private, predominately small, collection and disposal businesses; 31% by municipal governments that provide collection and disposal services; and 48% by publicly-traded solid waste companies.
     In recent years, the solid waste collection and disposal industry has undergone a period of significant consolidation and integration. The Company believes that this consolidation and integration has been caused primarily by:
(i) increasingly stringent environmental regulation and enforcement resulting in increased capital requirements for collection companies and landfill operators;
(ii) the ability of larger integrated operators to achieve certain economies of scale; (iii) the evolution of an industry competitive model which emphasizes providing both collection and disposal/recycling capabilities; and (iv) the continued privatization of solid waste collection and disposal services by municipalities and other governmental bodies and authorities. Despite the considerable consolidation and integration that has occurred in the solid waste industry in recent years, the Company believes the industry remains primarily regional in nature and highly fragmented.
     The increasingly stringent industry regulations, such as the Subtitle D Regulations, have resulted in rising operating and capital costs and have caused consolidation and acquisition activities to accelerate in the solid waste collection and disposal industry. Many of the smaller industry participants have found these costs difficult to bear and have decided to either close their operations or sell them to larger operators. In addition, Subtitle D requires more stringent engineering of solid waste landfills including liners, leachate collection and monitoring and gas collection and monitoring. These on-going costs are coupled with increased financial reserves from solid waste landfill operators for closure and post-closure monitoring. As a result, the number of solid waste landfills is declining while the size of solid waste landfills is increasing. For example, in 1991 North Carolina had 124 municipal solid waste landfill sites with a total capacity of less than five years, and in 1995 North Carolina had 69 municipal solid waste landfill sites with a total capacity of more than 10 years.
     Larger integrated operators achieve economies of scale in the solid waste collection and disposal industry through vertical integration of their operations. These integrated companies have increased their acquisition activity levels to expand the breadth of services and density in their market area. Control of the waste stream in these market areas coupled with access to significant financial resources to make acquisitions has given larger solid waste collection and disposal companies the ability to be more cost effective and competitive.
     The evolution of the industry competitive model is forcing remaining operators to become more efficient by establishing an integrated network of solid waste collection operations and transfer stations through which they secure solid waste streams for disposal. These remaining operators have dealt with disposal issues by a variety of methods which include owning landfills, establishing strategic relationships to secure access to landfills, or by otherwise capturing significant waste stream volumes to gain leverage in negotiating lower landfill fees and securing long-term contracts with high capacity landfills on most favored pricing status terms.
     In the Southeastern U.S. solid waste market, city and county governments have historically provided a variety of solid waste services using their own personnel. Over time, many municipalities have opted to privatize or contract out their collection and disposal services to the private sector. Landfills, transfer stations and incinerators located in the Company's market
                                       21
area are predominantly municipally owned. The Southeastern market is currently undergoing significant economic and population growth. Certain of the states in the Southeastern U.S. exceed the national average in terms of economic growth as measured by gains in jobs, personal income and population. For example, according to Moody's Investors Service, between 1990 and 1995, nonfarm jobs rose an average of 2.1% per year in North Carolina compared to 1.4% for the U.S.; in 1995, North Carolina's personal income per capita grew 5.8%, the tenth largest gain among states, and grew 6.9% in 1996; and North Carolina's population grew 10.4% between 1990 and 1996 compared to 6.7% for the U.S.
     There is an increasing trend at the state and local levels to encourage waste reduction at the source and to prohibit the disposal of certain types of wastes, such as yard wastes and recyclable materials, at landfills. For example, North Carolina, South Carolina and Virginia have each established the goal of reducing by 25% the solid waste disposed of in their respective landfills. The Company believes that these trends and laws have created significant opportunities for solid waste services companies to provide additional recycling services to generators of solid waste who are not otherwise able to dispose of such waste.
STRATEGY
     The Company's objective is to build the premier solid waste services company in the Southeastern U.S. by expanding its operations and capitalizing on its strong market presence. The Company's strategy for achieving this objective is: (i) to generate internal growth by adding customers and services to its existing operations; (ii) to acquire solid waste collection companies, customers and, under appropriate circumstances, landfills in existing and new areas of its target market; and (iii) to increase operating efficiencies and enhance profitability in its existing and acquired operations. The Company's ability to implement this strategy is enhanced by the experience of its senior management team and their knowledge of and reputation in the solid waste industry. The Company intends to implement this strategy as follows:
  INTERNAL GROWTH

     In order to continue to achieve strong internal growth, the Company will focus on increasing sales penetration in current and adjacent market areas, marketing upgraded or additional services (such as on-site solid waste compaction) to existing customers and implementing selective price increases. Current levels of population growth and economic development in the Southeastern U.S. and the strong market presence should provide an opportunity for the Company to increase revenues and market share in its region. As customers are added in existing markets, the Company's density is improved, which should increase the Company's collection efficiencies and profitability. The Company has a 24-person sales force dedicated to maintaining and increasing the Company's sales to new and existing commercial, industrial, municipal and residential customers.

     An important part of the Company's internal growth strategy is to establish transfer stations strategically located throughout its geographic area to improve the Company's consolidation of collected solid waste and permit the Company to deliver the collected solid waste to landfills where the Company has negotiated favorable volume rates with landfill operators. The Company currently operates 11 transfer stations, two of which it owns. By operating transfer stations, the Company engages in direct communication with municipalities regarding waste disposal services, better positioning the Company to gain additional business in its markets in the event any of these municipalities privatize their solid waste operations.
  EXPANSION THROUGH ACQUISITIONS
     The Company's strategy for growth includes: (i) "tuck-in" and other acquisitions of solid waste collection companies and customers in existing and adjacent markets; (ii) the acquisition of solid waste collection companies and customers in new markets; and (iii) the acquisition of landfills in certain circumstances. The Company seeks to acquire companies with a significant market presence, high service standards and an experienced management team willing to remain with the Company.
     The Company believes that numerous "tuck-in" acquisition opportunities exist within its current market area. A "tuck-in" acquisition refers to an acquisition in which the Company acquires a solid waste collection company, a division of a company, or certain customers of a company located in the Company's existing market area and integrates the acquired operations or customers into the operations of one of the Company's existing branch facilities. These acquisitions have become an integral part of the industry competitive model due to the efficiencies involved. Company surveys indicate that more than 150 entities provide collection services in North Carolina and South Carolina, and many of these entities are suitable for acquisition by the Company. Such acquisitions, if consummated, provide the Company opportunities to improve market share and route density.
                                       22

     As the Company enters new markets through acquisitions, it intends to continue to implement a regional expansion strategy. The regional expansion strategy provides the Company with a base of operations to grow internally through price increases, providing additional services to existing customers, adding new private and public customers and tuck-in acquisitions. The Company can then expand its presence in the targeted region by adding solid waste collection and transfer operations in regional markets adjacent to or contiguous with the new location.
     The Company is currently examining opportunities to expand its presence in areas of the Southeastern U.S. other than North Carolina and South Carolina. The Company is analyzing potential acquisitions of solid waste services operations in Mississippi, North Carolina, South Carolina, Tennessee and Virginia.
     While the Company does not currently operate any solid waste landfills, the Company is actively engaged in identifying solid waste landfill acquisition candidates in the Southeast. The Company believes that the successful acquisition of landfills would provide the Company with opportunities to integrate vertically its collection, transfer and disposal operations while improving operating margins. Although the Company is actively engaged in identifying these candidates, the number of candidates is limited in the Company's current market area. Generally, the Company will evaluate a landfill target by determining, among other things, whether access to the landfill is economically feasible from its existing market areas either directly or through strategically located transfer stations, expected landfill life, the potential for landfill expansion, and current disposal costs compared with the cost to acquire the landfill. In addition, where the acquisition of a landfill site is either not available or not economically feasible, the Company seeks to enter into long-term disposal contracts with facilities which are located in proximity to its market areas.
  OPERATING ENHANCEMENTS
     The Company has implemented advanced management information systems, financial controls, shared support services and benchmarking systems designed to improve productivity, efficiency and profitability of its existing and acquired operations. Each branch facility has on-line real time access to the Company's financial, operating, cost and customer information. This access enables the Company's managers to evaluate continuously the Company's performance record and to establish benchmarks in all phases of the Company's operations. Management utilizes these systems to: improve collection and transportation efficiencies; enhance equipment and personnel utilization; reduce equipment acquisition and maintenance costs; reduce disposal costs by maximizing waste streams directed to lower cost landfills; timely monitor and collect customer accounts; and provide current information to the Company's sales force to ensure properly structured pricing for new customers.
     Through the utilization of its systems and controls, the Company will continue to manage its landfill disposal costs and to negotiate long-term disposal contracts with Subtitle D landfill operators. In addition, the Company has developed an extensive network of transfer stations which it uses to consolidate waste streams to gain greater leverage in negotiating landfill disposal fees. Management believes the anticipated closing of landfills in North Carolina will provide opportunities to open more transfer stations and to gain greater volumes of the waste stream, further enhancing the Company's negotiating position. Currently, approximately 26% of the Company's waste volume is directed through Company owned or operated transfer stations.
ACQUISITION PROGRAM

     The Company has acquired 19 solid waste companies since 1990. The Company believes that its reputation, decentralized management strategy and culture make it an attractive buyer to certain solid waste collection and disposal acquisition candidates. The Company has developed a set of financial, geographic and management criteria designed to assist management in the evaluation of acquisition candidates engaged in solid waste collection and disposal. These criteria evaluate a variety of factors, including, but not limited to: (i) historical and projected financial performance; (ii) internal rate of return, return on assets and return on revenue; (iii) experience and reputation of the candidate's management and customer service reputation and relationships with the local communities; (iv) composition and size of the candidate's customer base; (v) whether the geographic location of the candidate will enhance or expand the Company's market area or ability to attract other acquisition candidates; (vi) whether the acquisition will augment or increase the Company's market share or help protect the Company's existing customer base; (vii) any synergies gained by combining the acquisition candidate with the Company's existing operations; and (viii) liabilities of the candidate.

     Management of the Company has a proven track record in the integration of collection company acquisitions. The Company has an established integration procedure for newly acquired companies designed to effect a prompt and efficient integration of the acquired business while minimizing disruption to the ongoing business of the Company and the acquired
                                       23
business. Once a solid waste collection operation is acquired, programs designed to improve collection and disposal routing, equipment maintenance and utilization, employee productivity, operating efficiencies and overall profitability are implemented. To improve an acquired business' operational productivity, administrative efficiency and profitability, the Company applies the same benchmarking programs and systems to the acquired business as are employed at the Company's existing operations. The Company also solicits new commercial, industrial and residential customers in areas within and surrounding the markets served by the acquired collection operations as a means of further improving operating efficiencies and increasing the volumes of solid waste collected by the acquired operation. The Company typically attempts to retain the acquired company's management and key employees and to decentralize operations, while consolidating administrative and management information systems through the Company's corporate offices.
     Prior to completing an acquisition, Waste Industries performs extensive environmental, operational, engineering, legal, human resource and financial due diligence. All acquisitions are subject to initial evaluation and approval by the Company's management before being recommended to the Board of Directors.
     The following table sets forth the Company's acquisitions completed since 1990:

                                          YEAR
               COMPANY                  ACQUIRED      PRINCIPAL BUSINESS           LOCATION               MARKET AREA
Waste Management Chatanooga               1997      Commercial, Industrial    Chatanooga, TN        Bradley, Hamilton,
                                                    and Residential                                 Marion, Meigs, Rhea and
                                                    Collection                                      Sequatchie Counties, TN;
                                                                                                    Catoosa, Chattooga,
                                                                                                    Dade, Gordon, Murrary,
                                                                                                    Walker and Whitfield
                                                                                                    Counties, GA; and
                                                                                                    Jackson County, AL
BFI Charleston                            1997      Commercial, Industrial    Charleston, SC        Charleston County, SC
                                                    and Residential
                                                    Collection and
                                                    Recycling
BFI Raleigh-Durham                        1997      Residential Collection    Raleigh, NC           Wake and Durham
                                                                                                    Counties, NC
Wayco Sanitation, Inc.                    1996      Residential Collection    Goldsboro, NC         Wayne County, NC
QA Refuse Systems, Inc.                   1996      Residential Collection    Wilson, NC            Wilson County, NC
Asi Sanitation                            1996      Residential Collection    Henderson, NC         Vance County, NC
Bruce Kessler                             1996      Residential Collection    Wake Forest, NC       Wake and Franklin
                                                                                                    Counties, NC
A Windfish Disposal Co.                   1995      Commercial, Industrial    Hampstead, NC         Coastal Southeastern, NC
                                                    and Residential
                                                    Collection
F & M Sanitation Services, Inc.           1995      Commercial and            Louisburg, NC         Franklin County, NC
                                                    Residential Collection
Shaw Sanitation Services                  1995      Residential Collection    Raleigh, NC           Wake County, NC
A-OK Home Services, Inc.                  1994      Residential Collection    Chapel Hill, NC       Orange and Durham
                                                                                                    Counties, NC
Kerr Lake Area Sanitation, Inc.           1994      Residential Collection    Wake Forest, NC       Vance and Wake Counties,
                                                                                                    NC
Sunshine Sanitation Service --            1994      Residential Collection    Raleigh, NC           Wake County, NC
  East Wake Division
Chambers Development                      1993      Commercial, Industrial    Conway, SC            Horry County, SC
  Company -- Myrtle Beach-Conway                    and Residential
                                                    Collection
Commercial Trash Container Service        1991      Container Rental          Haw River, NC         Alamance County, NC

                                          YEAR
               COMPANY                  ACQUIRED      PRINCIPAL BUSINESS           LOCATION               MARKET AREA
Thomas Sanitation, Inc.                   1991      Commercial and            Clinton, NC           Sampson County, NC
                                                    Industrial Collection
Dependable Sanitation Services, Inc.      1990      Commercial and            Goldsboro, NC         Wayne County, NC
                                                    Industrial Collection
Clean Sweep, Inc.                         1990      Commercial and            Elizabeth City, NC    Pasquotank County, NC
                                                    Industrial Collection
Joyner Services, Inc.                     1990      Commercial and            Fayetteville, NC      Cumberland County, NC
                                                    Industrial Collection


  RECENT ACQUISITION DEVELOPMENTS

     On May 15, 1997, the Company purchased equipment and customer contracts related to the commercial, industrial and residential solid waste collection business of two subsidiaries of Waste Management, Inc. in and around Chattanooga, Tennessee. The purchase price for these assets was $11.2 million in cash. This acquisition enables the Company to expand its operations into Tennessee, Georgia and Alabama.

     On April 30, 1997, the Company purchased equipment and customer contracts related to the solid waste collection business of Browning-Ferris Industries of South Atlantic, Inc. ("BFISA") in and around Charleston, South Carolina. The purchase price for these assets was approximately $4.8 million. This acquisition enables the Company to expand its operations into a new South Carolina market.
     On March 21, 1997, the Company purchased equipment and customer contracts related to the solid waste collection business of BFISA in and around Raleigh and Durham, North Carolina. The purchase price for these assets was approximately $782,000. This "tuck-in" acquisition increases the Company's route density in Wake, Durham, Orange, Johnston, Franklin and Chatham counties.
     The Charleston and Chattanooga acquisitions are consistent with the Company's regional operating strategy. These acquisitions broaden the Company's base from which it can grow both internally and through additional acquisitions. CONTRACTS PROGRAM
     The Company devotes significant resources to securing large contracts from municipal and other governmental agencies and has been awarded approximately 68 contracts since 1992. The Company believes that opportunities for gaining larger contracts are increasing due to trends among municipalities to privatize or outsource solid waste services. In most cases, only larger disposal services companies such as the Company are financially acceptable to the municipality. Historically, in the Southeastern U.S., city and county governments have provided a variety of solid waste services using their own personnel. Over time, many municipalities have opted to privatize or contract out their collection and disposal services to the private sector. Typically, these contracts are competitively bid and have initial terms of one to five years. In bidding for large contracts, the Company's management team draws on its experience in the waste industry and its knowledge of local service areas in existing and target markets. The Company engages in extensive due diligence using its advanced management information systems and productivity and cost modeling analyses to respond to requests for proposals to provide services. The Company's reputation for service in the municipal market is one of its strongest marketing tools for contract maintenance. The Company's regional managers are responsible for managing the relationships with local governmental officials within their respective service area and sales representatives may be assigned specific municipalities for coverage. The Company may be required to bid for renewal of a contract previously awarded to the Company, or in certain cases to renegotiate the contract as a result of changed market conditions. Since 1992, the Company has been successful in retaining more than 98% of its major contracts at the time of renewal.
SERVICES

     The Company believes that, based on its estimates of landfill tonnage in 1996, it has an average market share of over 25% in the specific markets which it serves and an approximate 13% market share in all markets located in North Carolina and South Carolina. The Company serves approximately 150,000 commercial, industrial and residential service locations.

  COMMERCIAL, INDUSTRIAL AND RESIDENTIAL WASTE SERVICES

     The Company's commercial and industrial collection and disposal services are performed under one-year to five-year service agreements, and fees are determined by such factors as collection frequency, level of service, route density, the type, volume and weight of the waste collected, type of equipment and containers furnished, the distance to the disposal or processing facility, the cost of disposal or processing and prices charged in its markets for similar service. Collection of larger volumes associated with commercial and industrial waste streams generally helps improve the Company's operating efficiencies and, through consolidation of these volumes, enables the Company to negotiate more favorable disposal prices. The Company's commercial and industrial customers utilize portable containers for storage thereby enabling the Company to service many customers with fewer collection vehicles. Commercial and industrial collection vehicles normally require one operator. The Company provides two to eight cubic yard containers to commercial customers and 10 to 42 cubic yard containers to industrial customers. As a part of the services provided by the Company and for an additional fee under its waste services contract, stationary compactors that compact waste prior to collection are installed on the premises of a substantial number of large volume customers. No single commercial or industrial contract is individually material to the Company's results of operations.

     The Company's residential solid waste collection and disposal services are performed either on a subscription basis with individual households, or under contracts with municipalities, homeowners associations, apartment owners or mobile home park operators. Municipal contracts grant the Company the right to service all or a portion of the residences in a specified community or to provide a central repository for residential waste drop-off. The Company had 103 municipal contracts in place as of March 31, 1997. No single municipal or other residential contract is individually material to the Company's results of operations. Municipal contracts in the Company's market areas are typically awarded on a competitive bid basis and thereafter on a bid or negotiated basis and usually range in duration from one to five years. Residential contract fees are based primarily on route density, the frequency and level of service, the distance to the disposal or processing facility, the cost of disposal or processing and prices charged in its markets for similar service. Municipal collection fees are paid either by the municipalities from tax revenues or through direct service charges to the residents receiving the service.
  TRANSFER STATION SERVICES
     The 11 transfer stations operated by the Company receive, compact and transfer solid waste to larger Company-owned vehicles for transport to landfills. The Company believes that transfer stations benefit the Company by:
(i) providing access to multiple landfills; (ii) improving utilization of collection personnel and equipment; (iii) concentrating the waste stream to gain leverage in negotiating for more favorable disposal rates; and (iv) building relationships with municipalities that can lead to opportunities for additional business in the future. The Company intends to develop, own and operate three new transfer stations during 1997. Depending on the location, size and local regulatory environment, transfer stations can be constructed for as little as $150,000 for a small rural facility or as much as $1.0 million for larger sites. The Company believes that it has obtained all permits and authorizations necessary to operate its existing transfer stations and that each of its existing transfer stations has been operated in compliance in all material respects with applicable environmental regulations.

     The Company operates 11 of the 29 transfer stations existing in North Carolina and South Carolina. The Company owns two of the transfer stations it operates, and operates the remaining nine transfer stations pursuant to operating agreements. These operating agreements have terms ranging from annual one-year renewals to an indefinite period. The Company generally receives a fixed monthly operating fee for its services under these agreements, together with a variable fee based upon the number of hauls made by the Company from the station. Approximately 60% of waste directed to the transfer stations operated by the Company is delivered by third parties, who pay the Company a fee based on the tonnage delivered. Control of these third party waste streams coupled with the Company's waste stream adds to the bargaining power exerted by the Company in its negotiations for favorable solid waste disposal rates with landfill operators.

  RECYCLING SERVICES
     Recycling involves the removal of reusable materials from the waste stream for processing and sale in various applications. The Company believes that recycling will continue to be an important component of local and state solid waste management plans as a result of the public's increasing environmental awareness and expanding regulations mandating or encouraging waste recycling. The Company offers commercial, industrial and residential customers recycling for office paper, cardboard, newspaper, aluminum and steel cans, plastic, glass, pallets and yard waste. The Company operates approximately 100 convenience sites located in 15 counties in its market area where residents can dispose of recyclables. These
                                       26
commodities are delivered either to third party processing facilities in exchange for a fee or to one of four Company-operated facilities for processing prior to resale.

     During the last four years, the Company has invested approximately $5 million in infrastructure to develop regionally located recycling facilities and equipment. Through these facilities, the Company recycles office paper, cardboard, aluminum and steel cans, plastic, glass, pallets and yard waste. In 1996, approximately 3% of the Company's waste stream was recycled. Through a centralized effort, the Company resells recycled waste products using commercially reasonable practices and seeks to manage commodity pricing risk by spreading the risk among its customers.
  CONVENIENCE SITES AND OTHER SPECIALIZED SERVICES
     The Company is a leader in the design and marketing of innovative waste disposal services in its markets. In 1982, the Company developed the concept of a convenience site in response to increasing volumes of waste dumped randomly in rural areas. Each site typically consists of a ramp for easy disposal access, a trash compactor and trash and recycling containers. Most sites have posted operating hours during which Company personnel assist residents with the deposit of waste and recyclables while monitoring the types of waste deposited at the sites. Because these convenience sites reduce the amount of trash dumped along roads and adjacent to recreational areas, the Company believes that county and local governments will contract for these sites to be strategically located. The Company operates approximately 100 of these convenience sites.

     In addition, the Company has increased its efforts to secure additional contracts to manage comprehensive disposal services for large corporations and municipalities. For example, after thorough review and evaluation, the Company may provide a lump sum quote for handling all the waste in a Company's facility. This would include source separating various wastes into commodities for resale and non-recyclables for disposal. The process of sorting at the source, processing through a compaction system and scheduling waste and recyclable removals only when the containers are full reduces the Company's cost and increases the operating efficiency. Furthermore, confidential documents can be controlled throughout the process and destroyed to the customer's satisfaction.

OPERATIONS
  BRANCH FACILITY STRUCTURE
     The Company believes that a branch facilities structure retains decision-making authority close to the customer, which enables it to identify customers' needs quickly and implement cost-effective solutions. Furthermore, the Company believes that it provides a low-overhead, highly efficient operational structure which allows the Company to branch into geographically contiguous markets and operate in small communities which larger competitors may not find attractive. The Company believes that branch facilities and decentralized management of operations provide the Company with a strategic competitive advantage given the relatively rural nature of the Southeastern U.S.

     The Company delivers its waste services from branch locations, in contiguous service areas, which permit the Company's branch facilities to provide back-up services and support to one another. Each manager of a branch facility has autonomous service and decision-making authority for the local market area. Each designated region is overseen by a regional manager, who is typically also a manager of one of the Company's branch facilities. As of April 30, 1997, the branch network was divided into the five regions set forth below:

CENTRAL            SOUTH               EAST                    WEST                COASTAL
Garner, NC         Wilmington, NC      Wilson, NC              Graham, NC          Newport, NC
Durham, NC         Bolivia, NC         Elizabeth City, NC      Greensboro, NC      Jacksonville, NC
Hope Mills, NC     Conway, SC          Goldsboro, NC           Henderson, NC
Raleigh, NC        Sumter, SC          Greenville, NC          Oxford, NC
                   Charleston, SC

     The managerial philosophy of the Company centers on the principle that customers' needs can best be served at the local level by a staff of well-trained personnel led by a branch manager. Each branch manager is responsible for implementing sales programs, maintaining service quality, promoting safety in the branch's operations and overseeing the day-to-day operations for the branch, including contract administration. Branch managers also assist regional managers in identifying potential acquisition candidates. Frequently, the branch manager is also the branch facility's sales manager; but in larger market areas, branch facilities will have one or more sales persons. Branch managers are compensated based on the performance of their branch. Each branch manager reports to a regional manager, who reports directly to the Company's Executive Vice President.
                                       27

     In addition to delivering the Company's services, branch staff responsibilities include setting up customer accounts, answering customer questions, processing accounts payable and maintaining accurate payroll and personnel information. Maintenance support for collection equipment is also provided at the branch facility. The facility size, number of maintenance personnel and capabilities are determined by the number of vehicles operated and the type of services provided within the branch facility's market area.
     On a monthly basis, the corporate and/or regional officers meet with each branch manager to discuss and evaluate the branch operations. This evaluation is conducted through the use of flash reports on a weekly basis at the branch and regional levels and monthly at the corporate level. Flash reports highlight key operating data such as man hours, overtime hours, truck hours, revenues and extraordinary costs. These meetings are oriented to identifying trends, opportunities and strategies in the branch facility's proximate geographic area. Using a decentralized approach, but with strong corporate monitoring and strict budgetary and operating guidelines and quality control standards, each branch manager has the authority to exercise discretion in business decisions. The Company's management information systems provide corporate management timely oversight of branch performance.
  INFORMATION TECHNOLOGIES
     A cornerstone of the Company's desire to deliver responsive and cost-effective waste services is its management information system network. Many of the Company's information systems, controls and services are designed to assist branch facilities' personnel in making decisions based upon centralized information. Financial control is maintained through personnel, fiscal and accounting policies which are established at the corporate level for implementation at the branch locations. The Company's systems allow for centralized billing and collection through a lock-box system, thus enhancing cash management. An internal audit program monitors compliance with Company policies and the benchmarks are monitored continuously using an advanced management information system. This information system links the Company's IBM AS400 computer to each branch using satellite technology which allows each branch on-line, real-time financial, productivity, maintenance and customer information.
  SUPPORT SERVICES
     In order to ensure focus at the branch facility level and to support branch operations, the Company established its Support Services Team during 1995. Support services include: (i) safety and training services; (ii) risk management; (iii) capital expenditure evaluation; (iv) human resources services;
(v) equipment maintenance; (vi) location of most economical disposal facilities;
(vii) purchasing; (viii) sales and marketing support; (ix) productivity analysis; (x) research and development services; and (xi) acquisition due diligence. The Support Services Team provides significant assistance to the branch facilities in the integration of newly acquired operations and in securing new and retaining existing customers. Successful integration of an acquired business is critical to achieving operational and administrative efficiencies and improved profitability of the incremental business.
     Support services include a comprehensive safety and risk management program that has strong management support and includes strict safety rules and policies, accident investigations, tracking and statistical analysis, employee safety awards, branch safety committees and random facility inspections by both corporate staff and an outside loss control specialist. Management believes that its safety program has resulted in accident rates and insurance loss ratios that are consistently lower than industry averages.
LANDFILL AND OTHER DISPOSAL ALTERNATIVES
     Waste Industries currently utilizes approximately 60 disposal sites in the markets it serves. The Company has historically opted to contract for landfill services due to the availability of disposal space at favorable tipping fees in close proximity to its current markets. In certain markets, the Company has been able to control disposal costs by negotiating long-term disposal contracts with Subtitle D landfill operators. In addition, the Company operates an extensive network of transfer stations to consolidate waste streams and receive volume discounts on disposal costs.
     The Company believes that many landfills not in compliance with Subtitle D Regulations will close in its market area in the next few years. Despite this, the absolute volume of disposal capacity is increasing due both to the expansion of capacity at existing landfills and the opening of new landfills. Landfill operators are aggressively soliciting solid waste volumes to ensure cash flows sufficient to support the expansion costs and other capital expenditures made to achieve compliance with the provisions of Subtitle D. Management believes there will continue to be a significant supply of low-cost disposal capacity in its current markets and that by controlling a large volume of the waste stream it will be able to continue to negotiate
                                       28
favorable disposal costs. The Company plans to continue to secure long-term disposal contracts with Subtitle D landfill operators and to continue expansion of transfer stations. Transfer stations allow the Company access to additional disposal sites and are substantially less expensive to develop than landfills. The Company believes that landfills that have been targeted for closure may provide prime sites to develop transfer stations.
     Although the Company does not currently own or operate a landfill site, as the Company penetrates new markets, it may decide to acquire a landfill, develop a landfill, or partner with an experienced landfill operator for the acquisition, development or assumption of the operation of a landfill. In its current markets, such action would be pursued if the Company believed that ownership or operation of a landfill in a particular market would provide significant cost benefits compared to its traditional system of consolidating waste and negotiating favorable disposal rates. In a new market, the Company may become a landfill owner or operator if that market lacks the amount of disposal capacity that the Company has experienced in its current markets.

     The Company does, however, intend to develop land clearing and inert debris ("LCID") landfills in the near future. Such development would provide the Company an opportunity to dispose of a portion of the Company's waste stream in its own landfill, rather than paying a third party to do so. LCID landfills can only take limited kinds of waste (namely land-clearing and inert debris such as trees, rocks and concrete), as opposed to traditional solid waste landfills, which can take any kind of waste (except hazardous waste). Traditional solid waste landfills are therefore subject to more stringent regulation than LCID landfills. As a result, LCID landfills generally can be constructed in a relatively short time and involve fewer regulatory hurdles compared to traditional solid waste landfills. A portion of the net proceeds of this offering may be used in the siting, development and construction of an LCID landfill designed to accommodate daily disposal of approximately 175 tons of LCID materials with an estimated disposal capacity of more than 10 years.

MARKETING AND SALES
     Waste Industries markets its services locally through its regional and branch managers and 24 direct sales representatives who focus on commercial, industrial and residential customers. The Company also obtains new customers from referral sources, its general reputation and local market print advertising. Leads are also developed from a construction reporting service, new building permits, business licenses and other public records. Additionally, each branch facility advertises in the yellow pages and other local business print media that cover its service area. A variety of methods are used to market services directly to individual households. Some branch locations have dedicated sales representatives that market residential services. The Company engages in direct mail campaigns and door-to-door marketing and works with real estate agents and developers to sell services to new developments. The Company recently installed telemarketing programs to sell residential services. All Company containers display the Company logo, name and telephone number. Additionally, the Company attends and makes presentations at municipal and state conferences and advertises in governmental associations' membership publications.
     The Company's sales representatives visit customers on a regular basis and make sales calls to potential new customers. These sales representatives receive a significant portion of their compensation based upon certain incentive formulas. The Company emphasizes providing quality services and customer satisfaction and retention, and believes that its focus on quality service will help retain existing and attract additional customers. Maintenance of a local presence and identity is an important aspect of the Company's marketing plan, and many of the Company's managers are involved in local governmental, civic and business organizations.
     The Company has a diverse customer base, with no single customer accounting for more than 4% of the Company's revenues in 1996. The Company does not believe that the loss of any single customer would have a material adverse effect on the Company's results of operations.
COMPETITION
     The solid waste management industry is highly competitive, very fragmented and requires substantial labor and capital resources. Intense competition exists within the industry not only for collection, transportation and disposal volume, but also for acquisition candidates. The industry includes four large national waste companies: WMX Technologies, Inc., Browning-Ferris Industries, Inc., USA Waste Services, Inc. and Allied Waste Industries, Inc. There are several other public companies with annual revenue in excess of $100 million, including Republic Industries, Inc., United Waste Systems, Inc. and Superior Services, Inc. The Company competes with a number of these and other regional and local companies, including publicly or privately owned providers of incineration services.
                                       29

     The Company also competes with certain municipalities that operate their own solid waste collection and disposal facilities. These municipalities may have certain advantages over the Company due to the availability of tax revenues and tax-exempt financing.
     The Company competes for collection and recycling accounts primarily on the basis of price and quality of its services. From time to time, competitors may reduce the price of their services in an effort to expand market share or to win a competitively bid municipal contract. These practices may also lead to reduced pricing for the Company's services or the loss of business. The Company provides a substantial portion of its residential collection services under municipal contracts. As is generally the case in the industry, municipal contracts are subject to periodic competitive bidding. The balance of the Company's residential services are provided on a subscription basis.
PROPERTY AND EQUIPMENT

     As of April 30, 1997, the Company owned 11 of its branch facilities which covered in the aggregate approximately 93 acres and approximately 76,000 square feet of space. As of April 30, 1997, the Company leased the remaining eight facilities which covered in the aggregate approximately 39 acres and approximately 62,000 square feet. The Company's corporate headquarters is leased under a traditional real property lease and contains approximately 10,000 square feet of space.

     The major types of equipment used by the Company to service its customers are (i) containers in which customers deposit their waste and (ii) vehicles for collecting and transporting waste.
  CONTAINERS
     Some type of container is used in almost every service provided by the Company, and the Company therefore has an extensive inventory on-hand or on-site at customers' locations. The Company owns all of its containers and centrally manages its inventory located at the branch facility level. The Company also owns a significant number of on-site compaction containers, which provide efficiency for high-volume solid waste generators. Container life is dependent on the location of the container, the type of waste that is deposited into the container and how the container is maintained. Proper maintenance of commercial and industrial front loader and roll-off containers consists of regular repainting, scheduled repairs and switch-outs, quality cleaning, sanding and priming and monitoring of the container by Company employees to check for needed repairs. Residential collection containers require minor maintenance.
  COLLECTION VEHICLES
     The Company utilizes a fleet of specialized collection vehicles to collect and transport waste and to provide recycling and convenience site services. The Company owns 89% of its transportation fleet and leases the remainder. The Company has implemented an aggressive and reliable maintenance program to extend the useful lives of its equipment. Preventative and long-term maintenance is performed on regularly scheduled cycles that are more frequent than most manufacturers' suggested schedules. Preventative maintenance is performed on collection vehicles after every 150 to 250 hours of operation depending on its class, and long-term maintenance (reconstruction of engines, transmissions, etc.) is performed every four to six years. Additionally, cosmetic repairs (painting, interior upholstery repairs) are performed as needed. The majority of the maintenance program is done by Company personnel located in branch facilities.
EMPLOYEES
     At March 31, 1997, the Company employed 830 full-time employees. None of the Company's employees are represented by unions, and the Company has no knowledge of any organizational efforts among its employees. The Company has experienced low turnover among its employees and believes that its relations with its employees are good.
RISK MANAGEMENT, INSURANCE AND PERFORMANCE BONDS
     Waste Industries actively maintains an environmental and other risk management programs appropriate for its business. The Company's environmental risk management program includes evaluating both existing facilities, as well as potential acquisitions, for environmental law compliance and operating procedures. The Company also maintains a worker safety program which encourages safe practices in the workplace. Operating practices at all existing Company operations stress minimizing the possibility of environmental contamination and litigation. The Company believes that all of its facilities are in compliance in all material respects with applicable state and federal regulations.
     The Company carries a range of insurance intended to protect its assets and operations, including a commercial general liability policy and a property damage policy. A partially or completely uninsured claim against the Company (including
                                       30
liabilities associated with cleanup or remediation at its own facilities) if successful and of sufficient magnitude, could have a material adverse effect on the Company's results of operations or financial condition. Any future difficulty in obtaining insurance could also impair the Company's ability to secure future contracts, which may be conditioned upon the availability of adequate insurance coverage.
     Municipal solid waste collection contracts may require performance bonds or other means of financial assurance to secure contractual performance. The Company has not experienced difficulty in obtaining performance bonds or letters of credit for its current operations. At March 31, 1997, the Company had provided customers and various regulatory authorities with bonds and letters of credit of approximately $1.3 million to secure its obligations. If the Company were unable to obtain surety bonds or letters of credit in sufficient amounts or at acceptable rates, it may be precluded from entering into additional municipal solid waste collection contracts or obtaining or retaining landfill operating permits. If the Company develops or owns landfills in the future, the Company will attempt to obtain insurance coverage for its long-term care and final closure obligations with respect to any such landfills.
REGULATION
  INTRODUCTION
     The Company is currently subject to extensive and evolving federal, state and local environmental laws and regulations that have been enacted in response to technological advances and increased concern over environmental issues. These regulations not only strictly regulate the conduct of the Company's operations but also are related directly to the demand for many of the services offered by the Company.

     The regulations affecting the Company are administered by the EPA and various other federal, state and local environmental, zoning, health and safety agencies. The Company believes that it is currently in substantial compliance with applicable federal, state and local laws, permits, orders and regulations, and it does not currently anticipate any material environmental costs (although there can be no assurance in this regard). The Company anticipates there will continue to be increased regulation, legislation and regulatory enforcement actions related to the solid waste services industry. As a result, the Company attempts to anticipate future regulatory requirements and to plan accordingly to remain in compliance with the regulatory framework.

     In order to transport waste, it is necessary for the Company to possess one or more permits from state or local agencies. These permits also must be periodically renewed and are subject to modification and revocation by the issuing agency. No Company permit has ever been revoked.
     In the future, the Company may expand its activities to include ownership and operation of landfill sites. In order to develop, own or operate a landfill, a transfer station or most other solid waste facilities, the Company is required to go through several governmental review processes and obtain one or more permits and often zoning or other land use approvals. Obtaining these permits and zoning or land use approvals is difficult, time consuming and expensive and is often opposed by various local elected officials and citizens' groups. Once obtained, operating permits generally must be periodically renewed and are subject to modification and revocation by the issuing agency.
     If the Company is successful in acquiring or developing landfill sites, the Company's facilities will be subject to a variety of operational, monitoring, site maintenance, closure, post-closure and financial assurance obligations which change from time to time and which could give rise to increased capital expenditures and operating costs. In connection with any such landfills, it is often necessary to expend considerable time, effort and money in complying with the governmental review and permitting process necessary to maintain or increase the capacity of these landfills. Governmental authorities have broad power to enforce compliance with these laws and regulations and to obtain injunctions or impose civil or criminal penalties in the case of violations.
     The principal federal, state and local statutes and regulations applicable to the Company's various operations are as follows:
  THE RESOURCE CONSERVATION AND RECOVERY ACT OF 1976
     RCRA regulates the generation, treatment, storage, handling, transportation and disposal of solid waste and requires states to develop programs to ensure the safe disposal of solid waste. RCRA divides solid waste into two groups, hazardous and nonhazardous. Wastes are generally classified as hazardous if they
(i) either (a) are specifically included on a list of hazardous wastes or (b) exhibit certain hazardous characteristics and (ii) are not specifically designated as nonhazardous. Wastes classified as hazardous under RCRA are subject to much stricter regulation than wastes classified as nonhazardous.
                                       31

Among the wastes that are specifically designated as nonhazardous waste are household waste and "special" waste, including items such as petroleum contaminated soils, asbestos, foundry sand, shredder fluff and most nonhazardous industrial waste products.
     Although the company is currently not involved with transportation or disposal of hazardous substances, the Company transported hazardous substances in the past and may become involved with hazardous substance transportation and disposal in the future. The EPA regulations issued under Subtitle C of RCRA impose a comprehensive "cradle to grave" system for tracking the generation, transportation, treatment, storage and disposal of hazardous wastes. The Subtitle C regulations provide standards for generators, transporters and disposers of hazardous wastes, and for the issuance of permits for sites where such material is treated, stored or disposed. Subtitle C imposes detailed operating, inspection, training and emergency preparedness and response standards, as well as requirements for manifesting, record keeping and reporting, facility closure, post-closure and financial responsibilities.
     In October 1991, the EPA adopted the Subtitle D Regulations governing solid waste landfills. The Subtitle D Regulations, which generally became effective in October 1993, include location restrictions, facility design standards, operating criteria, closure and post-closure requirements, financial assurance requirements, groundwater monitoring requirements, groundwater remediation standards and corrective action requirements. In addition, the Subtitle D Regulations require that new landfill sites meet more stringent liner design criteria (typically, composite soil and synthetic liners or two or more synthetic liners) designed to keep leachate out of groundwater and have extensive collection systems to carry away leachate for treatment prior to disposal. Groundwater monitoring wells must also be installed at virtually all landfills to monitor groundwater quality and, indirectly, the leachate collection system operation. The Subtitle D Regulations also require, where threshold test levels are present, that methane gas generated at landfills be controlled in a manner that protects human health and the environment. Each state is required to revise its landfill regulations to meet these requirements or such requirements will be automatically imposed upon it by the EPA. Each state is also required to adopt and implement a permit program or other appropriate system to ensure that landfills within the state comply with the Subtitle D Regulations criteria. Various states into which the Company operates or may enter have adopted regulations or programs as stringent as, or more stringent than, the Subtitle D Regulations.
  THE FEDERAL WATER POLLUTION CONTROL ACT OF 1972
     The Federal Water Pollution Control Act of 1972, as amended ("Clean Water Act"), establishes rules regulating the discharge of pollutants from a variety of sources, including solid waste disposal sites and transfer stations, into waters of the U.S. If run-off from the Company's transfer stations or if run-off or collected leachate from the Company's potentially owned or operated landfills is discharged into streams, rivers or other surface waters, the Clean Water Act would require the Company to apply for and obtain a discharge permit, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in such discharge. Also, virtually all landfills are required to comply with the EPA's storm water regulations issued in November 1990, which are designed to prevent possibly contaminated landfill storm water runoff from flowing into surface waters. The Company believes that its facilities are in compliance in all material respects with Clean Water Act requirements, particularly as they apply to treatment and discharge of leachate and storm water.
  THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT OF 1980 ("CERCLA")
     CERCLA established a regulatory and remedial program intended to provide for the investigation and cleanup of facilities from which there has been, or is threatened, a release of any hazardous substance into the environment. CERCLA's primary mechanism for remedying such problems is to impose strict joint and several liability for cleanup of facilities on current owners and operators of the site, former owners and operators of the site at the time of the disposal of the hazardous substances, as well as the generators of the hazardous substances and the transporters who arranged for disposal or transportation of the hazardous substances. The costs of CERCLA investigation and cleanup can be very substantial. Liability under CERCLA does not depend upon the existence or disposal of "hazardous waste" as defined by RCRA, but can also be founded upon the existence of even very small amounts of the more than 700 "hazardous substances" listed by the EPA, many of which can be found in household waste. If the Company were to be found to be a responsible party for a CERCLA cleanup, the enforcing agency could hold the Company, or any other generator, transporter or the owner or operator of the facility, completely responsible for all investigative and remedial costs even if others may also be liable. CERCLA also authorizes the imposition of a lien in favor of the U.S. upon all real property subject to, or affected by, a remedial action for all costs for which a party is liable. CERCLA provides a responsible party with the right to bring legal action against other responsible parties for their allocable share of investigative and remedial costs. The Company's ability to get others to reimburse it for
                                       32
their allocable share of such costs would be limited by the Company's ability to find other responsible parties and prove the extent of their responsibility and by the financial resources of such other parties.
  THE CLEAN AIR ACT
     The Clean Air Act provides for regulation, through state implementation of federal requirements, of the emission of air pollutants from certain landfills based upon the date of the landfill construction and volume per year of emissions of regulated pollutants. The EPA has proposed new source performance standards regulating air emissions of certain regulated pollutants (methane and non-methane organic compounds) from municipal solid waste landfills. Landfills located in areas with air pollution problems may be subject to even more extensive air pollution controls and emission limitations. In addition, the EPA has issued standards regulating the disposal of asbestos-containing materials.
     Some of the federal statutes described above contain provisions authorizing under certain circumstances, the institution of lawsuits by private citizens to enforce the provisions of the statutes.
  THE OCCUPATIONAL SAFETY AND HEALTH ACT OF 1970
     OSHA establishes employer responsibilities and authorizes the promulgation by the Occupational Safety and Health Administration of occupational health and safety standards, including the obligation to maintain a workplace free of recognized hazards likely to cause death or serious injury, to comply with adopted worker protection standards, to maintain certain records, to provide workers with required disclosures and to implement certain health and safety training programs. Various of those promulgated standards may apply to the Company's operations, including those standards concerning notices of hazards, safety in excavation and demolition work, the handling of asbestos and asbestos-containing materials, and worker training and emergency response programs. The Company's employees are trained to respond appropriately in the event there is an accidental spill or release of packaged asbestos-containing materials or other regulated substances during transportation or landfill disposal.
  STATE AND LOCAL REGULATIONS
     Each state in which the Company now operates or may operate in the future has laws and regulations governing the generation, storage, treatment, handling, transportation and disposal of solid waste, water and air pollution and, in most cases, the siting, design, operation, maintenance, closure and post-closure maintenance of landfills and transfer stations. In addition, many states have adopted Superfund statutes comparable to, and in some cases more stringent than, CERCLA. These statutes impose requirements for investigation and cleanup of contaminated sites and liability for costs and damages associated with such sites, and some provide for the imposition of liens on property owned by responsible parties. Furthermore, many municipalities also have ordinances, local laws and regulations affecting Company operations. These include zoning and health measures that limit solid waste management activities to specified sites or activities, flow control provisions that direct the delivery of solid wastes to specific facilities, laws that grant the right to establish franchises for collection services and then put out for bid the right to provide collection services, and bans or other restrictions on the movement of solid wastes into a municipality.
     Certain permits and approvals may limit the types of waste that may be accepted at a landfill or the quantity of waste that may be accepted at a landfill during a given time period. In addition, certain permits and approvals, as well as certain state and local regulations, may limit a landfill to accepting waste that originates from specified geographic areas or seek to restrict the importation of out-of-state waste or otherwise discriminate against out-of-state waste. Generally, restrictions on the importation of out-of-state waste have not withstood judicial challenge. However, from time to time federal legislation is proposed which would allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that could be imported for disposal and would require states, under certain circumstances, to reduce the amounts of waste exported to other states. Although such legislation has not yet been passed by Congress, if this or similar legislation is enacted, states in which the Company operates landfills could act to limit or prohibit the importation of out-of-state waste. Such state actions could materially adversely affect landfills within those states that receive a significant portion of waste originating from out-of-state.
     In addition, certain states and localities may for economic or other reasons restrict the exportation of waste from their jurisdiction or require that a specified amount of waste be disposed of at facilities within their jurisdiction. In 1994, the U.S. Supreme Court held unconstitutional, and therefore invalid, a local ordinance that sought to impose flow controls on taking waste out of the locality. However, certain state and local jurisdictions continue to seek to enforce such restrictions and, in certain cases, the Company may elect not to challenge such restrictions based upon various considerations. In addition, the aforementioned proposed federal legislation would allow states and localities to impose certain flow control restrictions.
                                       33

These restrictions could result in the volume of waste going to landfills being reduced in certain areas, which may materially adversely affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services. These restrictions may also result in higher disposal costs for the Company's collection operations. If the Company were unable to pass such higher costs through to its customers, the Company's business, financial condition and results of operations could be materially adversely affected.
     There has been an increasing trend at the state and local level to mandate and encourage waste reduction at the source and waste recycling, and to prohibit or restrict the disposal of certain types of solid wastes, such as yard wastes, leaves and tires, in landfills. The enactment of regulations reducing the volume and types of wastes available for transport to and disposal in landfills could affect the Company's ability to operate its facilities at their full capacity. LEGAL PROCEEDINGS
     In the normal course of its business and as a result of the extensive governmental regulation of the waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving federal, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke, or to deny renewal of, an operating permit held by the Company. In addition, the Company may become party to various claims and suits pending for alleged damages to persons and property, alleged violation of certain laws and for alleged liabilities arising out of matters occurring during the normal operation of the waste management business. However, there is no current proceeding or litigation involving the Company that it believes will have a material adverse effect upon the Company's financial condition or results of operations.
                                       34

                                   MANAGEMENT
EXECUTIVE OFFICERS AND DIRECTORS
     The following table sets forth certain information concerning the executive officers and directors of the Company as of May 14, 1997:

NAME                                         AGE    POSITION(S)
Lonnie C. Poole, Jr.......................   60     Chairman, Chief Executive Officer and Director
Jim W. Perry..............................   52     President, Chief Operating Officer and Director
Robert H. Hall............................   50     Vice President, Chief Financial Officer, Secretary, Treasurer and Director
Henry E. Dick.............................   49     Executive Vice President
J. Gregory Poole, Jr.(1)..................   62     Director
Thomas F. Darden(2).......................   42     Director Nominee

(1) Member of the Audit and Compensation Committees.
(2) Mr. Darden has agreed to serve as a director of the Company and a member of the Audit and Compensation Committees effective upon completion of this offering.

     Lonnie C. Poole, Jr. founded the Company in 1970 and has served as Chief Executive Officer and Chairman of the Board of Directors of the Company since that time. Mr. Poole holds a B.S. in Civil Engineering from North Carolina State University and an M.B.A. from the University of North Carolina at Chapel Hill. Mr. Poole has more than 26 years' experience in the solid waste industry. He has served in the Environmental Industry Association, a non-profit business association established to, among other things, inform, educate and assist its members in cost-effective, safe and environmentally responsible management of waste ("EIA", formerly the National Solid Waste Management Association or the "NSWMA"), in the following positions: Chairman, Vice-Chairman, Board Member. In addition, Mr. Poole has served in the EIA Research and Education Foundation as Chairman and now is a member of its Board of Directors. Mr. Poole was inducted into the EIA Hall of Fame in 1994.


     Jim W. Perry joined the Company in 1971 and has served as the Company's President and Chief Operating Officer since 1987 and as a director since 1974. Mr. Perry holds a B.S. in Agricultural and Biological Engineering from North Carolina State University and an M.S. in Systems Management from the University of Southern California. Mr. Perry has more than 26 years' experience in the solid waste industry and has received the Distinguished Service Award from the NSWMA. In addition, Mr. Perry has served in the Carolinas Chapter of NSWMA as Chairman and on the Membership Committee. Mr. Perry was inducted into the EIA Hall of Fame in 1997.

     Robert H. Hall joined the Company in 1978 and has served as the Company's Chief Financial Officer, Vice President, Secretary and Treasurer since 1983 and as a director since 1983. Mr. Hall is a Certified Public Accountant and holds a B.S. in Business Administration from East Carolina University. Mr. Hall has more than 18 years' experience in the solid waste industry.

     Henry E. Dick has served as the Company's Executive Vice President, responsible for all operating divisions and all sales and marketing activities, since 1991. Prior thereto, he served in various positions, most recently as the Company's Vice President of Sales and Marketing from 1987 to 1991. Mr. Dick holds a B.A. in Political Science from Guilford College. Mr. Dick has more than 14 years' experience in the solid waste industry. Mr. Dick has served the Carolinas Chapter of NSWMA as Chairman for two years, Vice-Chairman for four years, Legislative Chairman for four years and member of the Waste Hauler's Council. Mr. Dick was voted EIA Member of the Year for 1997.


     J. Gregory Poole, Jr. an original investor in the Company in 1970, has served as a member of the Board of Directors since 1994. Mr. Poole has been Chairman of the Board and Chief Executive Officer of Gregory Poole Equipment Company, a retail distributor of Caterpillar equipment, for over five years. Mr. Poole is a member of the Board of Directors of First Union Corporation. Mr. Poole holds a B.S. in Business Administration from the University of North Carolina at Chapel Hill ("UNC-CH"). Mr. Poole has more than 22 years' experience in the solid waste industry.

     Thomas F. Darden has agreed to serve as a director of the Company effective upon completion of this offering. Since 1984, Mr. Darden has served as Chairman of Cherokee Industries, which includes Cherokee Sanford Group (a brick manufacturing company) and a group of environmental companies, and as a principal of Franklin Street/Fairview Capital, a private investment company. Since 1990, Mr. Darden has twice been appointed to and currently serves on the North Carolina Board
                                       35
of Transportation. He also acts as a Trustee of the Triangle Transit Authority and of Shaw University, and is a director of Winston Hotels, Inc. In addition, Mr. Darden has served on the Board of Visitors and currently serves on the Honors Advisory Board at UNC-CH. Mr. Darden holds a B.A. with Highest Honors and an M.R.P. in Environmental Planning from UNC-CH, and a J.D. from Yale University.
     None of the executive officers, directors or other key employees of the Company is related to any other executive officer, director or other such key employee, except that Lonnie C. Poole, Jr. and Lonnie C. Poole, III are father and son.
OTHER KEY EMPLOYEES
     The following table sets forth certain information concerning the other key employees of the Company as of March 31, 1997:

NAME                                                                   AGE    POSITION(S)
Lonnie C. Poole, III................................................   35     Vice President and Director of Support Services
Steven C. Goode.....................................................   47     Vice President of Marketing
Joseph W. Peacock, Jr...............................................   47     Vice President
Stephen C. Shaw.....................................................   37     Vice President of Finance and Controller
Joe H. Lowry, Jr....................................................   42     Director of Human Resources
Ralph A. Ford.......................................................   41     Director of Risk Management
Harrell J. Auten....................................................   49     South Regional Manager
Roger C. Davis......................................................   53     West Regional Manager
Dallas D. Goodwin...................................................   46     Coastal Regional Manager
Richard D. Lauck....................................................   51     Central Regional Manager
James M. Roberts....................................................   47     Vice President, East Regional Manager
William A. Williams.................................................   51     Division Manager

     Lonnie C. Poole, III has served as the Company's Vice President, Director of Support Services since 1995. From 1990 to 1995, he served as the Company's Risk Management Director. Mr. Poole holds a B.S. in Aerospace Engineering from North Carolina State University. Mr. Poole is the son of Lonnie C. Poole, Jr. Mr. Poole has more than seven years' experience in the solid waste industry.
     Steven C. Goode has served as Vice President of Marketing since 1995. Prior thereto, he served in various managerial capacities for the Company, including as Vice President from 1991 to 1995. Mr. Goode studied Business Administration at Virginia Commonwealth University and holds an A.S. in Business Administration from John Tyler Community College. Mr. Goode has more than 13 years' experience in the solid waste industry.
     Joseph W. Peacock, Jr. has served as Vice President of the Company since 1994. He has been employed by the Company since 1983, beginning as the parts manager. Since that time, he has been promoted to Operations Manager, General Manager and, in 1994, Vice President. Mr. Peacock received a business management degree from North Carolina State University in 1974. Mr. Peacock has more than 14 years' experience in the solid waste industry.
     Stephen C. Shaw has served as the Company's Controller since he joined the Company in 1985 and as Vice President of Finance since 1991. Mr. Shaw holds a B.S. in Business Administration from UNC-CH. Mr. Shaw has more than 12 years' experience in the solid waste industry.
     Joe H. Lowry, Jr. has served as the Company's Director of Human Resources since he joined the Company in October 1995. Prior to joining the Company, he worked for over 13 years for Carolina Power and Light Company, most recently as the Senior Human Resources Representative for its Southern Division. Mr. Lowery holds an A.S. degree from Lees-McRae College and a B.A. in Education from Western Carolina University. Mr. Lowry has more than two years' experience in the solid waste industry.
     Ralph A. Ford has served as the Company's Risk Manager since he joined the Company in September 1996. Prior to joining the Company, he worked for over five years for Chambers Development Company, most recently as the Northern Region Safety Manager following that company's merger with USA Waste in 1995. Mr. Ford holds a B.S. in Industrial Education and an M.A. in Vocation/Industrial Education from Tennessee State University. Mr. Ford has more than six years' experience in the solid waste industry.
                                       36

     Harrell J. Auten has served as the Company's South Regional Manager since 1993. From 1991 to 1993, he owned and operated his own company, Lodal-South, Inc. Mr. Auten holds a B.S. in Business Administration from UNC-CH. Mr. Auten has more than 26 years' experience in the solid waste industry.
     Roger C. Davis has served as the Company's West Regional Manager since 1995. Since he joined the Company in 1987, he has served in various positions, including as Division Manager from 1990 to 1995. Mr. Davis holds a B.S. in Business Administration from the University of New York at Albany and an A.S. in Applied Science in Industrial Management from El Paso Community College. Mr. Davis has more than 10 years' experience in the solid waste industry.
     Dallas D. Goodwin has served as the Company's Coastal Regional Manager since 1990. He holds a B.S. in Business Administration from Pembroke State University and attended the North Carolina School of Banking and the Graduate School of Retail Banking at the University of Virginia. Mr. Goodwin has more than seven years' experience in the solid waste industry.
     Richard D. Lauck has served as the Company's Central Regional Manager since November 1995. Prior to joining the Company, Mr. Lauck worked for 14 years with Waste Management, Inc., where he held various operational positions including General Manager, Vice President and Region Manager. Mr. Lauck holds a B.S. degree, specializing in Marketing, from the University of Northern Colorado and an M.S. from Colorado State University. Mr. Lauck has more than 15 years' experience in the solid waste industry.
     James M. Roberts has served as the Company's East Regional Manager since 1990. Since he joined the Company in 1978 he has served in various positions including Division Manager from 1985 until 1990. Mr. Roberts studied Forestry and Business Administration at Wayne Community College. Mr. Roberts has more than 18 years' experience in the solid waste industry.
     William A. Williams has served as a Division Manager of the Company since 1978. Since joining the Company in 1973, he has served in various positions, including Branch Manager from 1973 to 1978. Mr. Williams has more than 24 years' experience in the solid waste industry.
BOARD COMMITTEES
     The Audit Committee is responsible for recommending to the Board of Directors the appointment of independent auditors, reviewing and approving the scope of the annual audit activities of the auditors, approving the audit fee payable to the auditors, reviewing audit results and approving related party transactions. J. Gregory Poole, Jr. and Thomas F. Darden have been appointed as the members of the Audit Committee, effective upon completion of this offering.
     The Compensation Committee is responsible for reviewing and recommending to the Board of Directors the compensation structure for the Company's directors, officers and other managerial personnel, including salaries, bonuses, participation in incentive compensation and benefit plans, fringe benefits, non-cash perquisites and other forms of compensation, and will administer the Company's stock plans. J. Gregory Poole, Jr. and Thomas F. Darden have been appointed as the members of the Compensation Committee, effective upon completion of this offering.
                                       37

EXECUTIVE COMPENSATION
  SUMMARY COMPENSATION INFORMATION
     The following table sets forth certain information for 1996 concerning compensation earned by the Company's Chief Executive Officer and the Company's other executive officers who were paid more than $100,000 in salary and bonus. The persons named in the table are sometimes referred to herein as the "named executive officers".
                           SUMMARY COMPENSATION TABLE

                                                                                               LONG-TERM
                                                                                              COMPENSATION
                                                                       1996 ANNUAL               AWARDS
                                                                       COMPENSATION        SHARES UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION                                         SALARY      BONUS      OPTIONS GRANTED(1)    COMPENSATION(2)
Lonnie C. Poole, Jr., Chairman..................................   $219,154    $212,229          199,320             $42,019(3)
Jim W. Perry, President.........................................    197,060     148,561           96,836              40,831(3)
Robert H. Hall, CFO, Secretary and Treasurer....................    120,467      63,669           13,456              40,610(3)
Henry E. Dick, Executive Vice President.........................    109,611      52,864            7,740               9,593

(1) See "Option Grants" below.
(2) Includes profit-sharing contributions and an automobile allowance for each of the named executive officers of $3,169 and $4,200, respectively. Includes life insurance premiums paid by the Company on executive group policy insurance coverage in excess of $50,000 payable to the named executive officers or their respective families in the amounts: Mr. Poole, $1,715; Mr. Perry, $953; Mr. Hall, $463; and Mr. Dick, $272. Also includes Company contributions to the Company's 401(k) Plan in the following amounts: Mr. Poole, $2,135; Mr. Perry, $1,709; Mr. Hall, $1,978; and Mr. Dick, $1,952.
(3) Includes director's fees of $30,800.
  STOCK OPTIONS

     OPTION GRANTS. The following table sets forth certain information with respect to stock options granted during or with respect to 1996 to each of the named executive officers, all of which options were granted on April 1, 1996 and are fully vested except as noted in the footnotes to the table:

                             1996 INDIVIDUAL GRANTS

                                                                                                        POTENTIAL REALIZABLE VALUE
                                                               % OF TOTAL                               AT ASSUMED ANNUAL RATES OF
                                                                OPTIONS                                  STOCK PRICE APPRECIATION
                                           NUMBER OF SHARES    GRANTED TO    EXERCISE                              FOR
                                              UNDERLYING       EMPLOYEES     PRICE PER    EXPIRATION          OPTION TERM(1)
NAME                                       OPTIONS GRANTED      IN 1996        SHARE         DATE           5%             10%
Lonnie C. Poole, Jr.....................        199,320           38.33%       $5.13        3/31/01     $1,903,000      $2,669,100
Jim W. Perry (2)........................         96,836           18.62         5.13        3/31/01        924,500       1,296,700
Robert H. Hall (3)......................         13,456            2.59         5.13        3/31/01        128,500         180,200
Henry E. Dick (4).......................          7,740            1.49         5.13        3/31/01         73,900         103,600


(1) The potential realizable values set forth under the columns represent the difference between the stated option exercise price and the market value of the Common Stock based on certain assumed rates of stock price appreciation from the assumed initial public offering price of $11.50 per share and assuming that the options were exercised on their stated expiration date; the potential realizable values set forth do not take into account applicable tax and expense payments which may be associated with such option exercises. Actual realizable value, if any, will be dependent on the future price of the Common Stock on the actual date of exercise, which may be earlier than the stated expiration date. The 5% and 10% assumed annualized rates of stock price appreciation over the exercise period of the options used in the table above are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future price of the Common Stock on any date. There is no representation either express or implied that the stock price appreciation rates for the Common Stock assumed for purposes of this table will actually be achieved.

(2) Includes 20,036 shares which become exercisable on April 1, 2000.


(3) Includes 10,256 shares which become exercisable on April 1, 2000.


(4) All of these shares become exercisable on April 1, 2000.

     OPTION VALUES. The following table sets forth information concerning all option exercises during the year ended December 31, 1996 and the aggregate value of unexercised options at December 31, 1996 held by each of the named executive officers.
AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                                                                               DOLLAR
                                                                                                              VALUE OF
                                                                                                             UNEXERCISED
                                                                                   NUMBER OF SHARES          IN-THE-MONEY
                                                                                UNDERLYING UNEXERCISED       OPTIONS AT
                                                 SHARES                               OPTIONS AT              DECEMBER
                                                ACQUIRED         VALUE            DECEMBER 31, 1996          31, 1996(2)
NAME                                           ON EXERCISE    REALIZED(1)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE
Lonnie C. Poole, Jr.........................         --         $    --        199,320              --       $ 1,269,700
Jim W. Perry................................      8,000          38,700         76,800          20,036           489,200
Robert H. Hall..............................      8,000          38,700          3,200          10,256            20,400
Henry E. Dick...............................      3,996          19,300             --          11,740                --

NAME                                          UNEXERCISABLE
Lonnie C. Poole, Jr.........................    $      --
Jim W. Perry................................      127,600
Robert H. Hall..............................       65,300
Henry E. Dick...............................       85,800

(1) Fair market value of the underlying Common Stock as of the date of exercise, minus the aggregate exercise price.
(2) Determined by subtracting the option exercise price per share of Common Stock from the assumed initial public offering price per share of $11.50, and multiplying by the number of shares subject to purchase upon option exercise.
  STOCK PLANS
     The Company's 1997 Stock Plan (the "Stock Plan") was adopted by the Company's Board of Directors in April 1997 and will be approved by the Company's shareholders prior to completion of this offering. A total of 1,800,000 shares of Common Stock have been reserved for issuance under the Stock Plan. At the same time that the Stock Plan was adopted, the Board terminated the Company's Employee Non-Qualified Stock Option Plan (the "Option Plan"; together with the Stock Plan the "Plans") as to future grants. As of March 31, 1997, 1,416,972 shares of Common Stock had been issued upon exercise of options granted under the Option Plan and options to purchase 526,000 shares of Common Stock at a weighted average exercise price of $5.10 per share were outstanding under the Option Plan. The Plan provides for grants of "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to employees (including officers and employee directors), and each of the Plans provides for grants of nonstatutory options to employees and consultants. The Stock Plan also allows for the grant of purchase rights. The Plans are administered by the Compensation Committee of the Board of Directors. The Stock Plan will terminate in April 2007, unless sooner terminated by the Board of Directors.
     The exercise price of incentive stock options granted under the Stock Plan must not be less than the fair market value of the Common Stock on the date of grant, and the exercise price of nonstatutory options under the Stock Plan must not be less than 85% of the fair market value of the Common Stock on the date of grant. With respect to any optionee who owns stock representing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option must be equal to at least 110% of the fair market value of the Common Stock on the date of grant, and the term of the option must not exceed five years. The terms of all other options may not exceed 10 years. The aggregate fair market value of Common Stock (determined as of the date of the option grant) for which incentive stock options may for the first time become exercisable by any individual in any calendar year may not exceed $100,000.
     The Company intends to file a Registration Statement on Form S-8 approximately 180 days following this offering in order to register under the Securities Act the shares of Common Stock issuable under the Stock Plan. See "Shares Eligible for Future Sale".
  401(K) PLAN
     The Company maintains an Employees' Retirement Savings Plan (the "401(k) Plan") for employees who elect to participate. Subject to certain limitations, participants may contribute up to 15% of their compensation on a pre-tax basis to the 401(k) Plan and the Company may contribute matching funds in an amount equal to 25% of each dollar up to the amount allowed by applicable federal law. In addition, the 401(k) Plan has an annually discretionary profit sharing plan rider where the Company makes tax deferred contributions based on eligible employees' compensation. Amounts attributable to participant contributions under the 401(k) Plan are fully vested at all times (with Company contributions vesting in increments of 20% per year after the first two years of employment). Participants are entitled to receive their vested 401(k) Plan accounts, including investment earnings, upon death, retirement or other termination of employment.
                                       39

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
     Effective upon completion of this offering, the Compensation Committee of the Board of Directors will consist of J. Gregory Poole, Jr. and Thomas F. Darden. Neither Mr. Poole nor Mr. Darden was at any time during the year ended December 31, 1996 an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Company's Board of Directors of the Compensation Committee, except that Jim W. Perry, the Company's President and Chief Operating Officer, has been since May 1994 a director of Gregory Poole Equipment Company, Mr. Poole's employer.
DIRECTOR COMPENSATION
     In 1996, employee directors of the Company each received $30,800 as compensation for service as members of the Board of Directors. Effective after the completion of this offering, non-employee directors (J. Gregory Poole, Jr., and Thomas F. Darden) will be entitled to receive an annual retainer fee in cash or stock of the Company equal in value to $5,000, plus $500 in cash or stock value at the election of the individual director for attending each meeting of the Board of Directors and each Board of Directors' committee meeting, in addition to reimbursement of out-of-pocket expenses. Directors who are also employees of the Company do not currently receive any compensation for serving as directors.
LIMITATION ON DIRECTORS' AND OFFICERS' LIABILITY AND INDEMNIFICATION
     The Company's Articles of Incorporation, as will be in effect prior to consummation of this offering, eliminate, to the fullest extent permitted by the North Carolina Business Corporation Act (the "Business Corporation Act"), the personal liability of each director to the Company or its shareholders for monetary damages for breach of duty as a director. This provision in the Articles of Incorporation will not change a director's duty of care, but will eliminate monetary liability for certain violation of that duty, including violations based on grossly negligent business decisions that may include decisions relating to attempts to change control of the Company. The provision will not affect the availability of equitable remedies for a breach of the duty of care, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty; in certain circumstances, however, equitable remedies may not be available as a practical matter. Under the Business Corporation Act, the limitation of liability provision is ineffective against liabilities for (i) acts or omissions that the director knew or believed at the time of the breach to be clearly in conflict with the best interests of the Company, (ii) unlawful distributions described in Business Corporation Act Section 55-8-33, (iii) any transaction from which the director derived an improper personal benefit, or
(iv) acts or omissions occurring prior to the date the provision became effective. The provision also in no way affects a director's liability under the federal securities laws.
     Also, to the fullest extent permitted by the Business Corporation Act, the Company's Bylaws provide, in addition to the indemnification of directors and officers otherwise provided by the Business Corporation Act, for indemnification of the Company's current or former directors, officers, and employees against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status or activities as directors, officers and employees, except for liability or litigation expense incurred on account of activities that were at the time known or believed by such director, officer or employee to be clearly in conflict with the best interests of the Company.
     The Company intends to obtain director and officer liability insurance with respect to liabilities arising out of certain matters, including matters arising under the Securities Act.
     At present, there is no pending litigation or proceeding involving any director or officer, employee or agent of the company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.
                                       40

                              CERTAIN TRANSACTIONS
     The Company performs certain management and accounting services on behalf of Lonnie Poole's Servicenter, Inc. ("LPSC") and ECO Services, Inc. ("ECO"), for which the Company is reimbursed for its costs for providing these services, plus a specified percentage of net income of LPSC and ECO. LPSC is owned by the wife and two sons of Lonnie C. Poole, Jr., one of whom, Lonnie C. Poole, III, is a key employee of the Company, and the other of whom is an employee of the Company. Lonnie C. Poole, Jr. is a significant shareholder of ECO, and Jim W. Perry, Robert H. Hall, Henry E. Dick and Stephen C. Shaw are also shareholders of ECO. In 1994, 1995 and 1996, the Company earned $26,994, $84,004 and $88,202, respectively, under these arrangements.
     In November 1986, the Company guaranteed a promissory note payable to J. Gregory Poole, Jr. by Lonnie C. Poole, Jr., Jim W. Perry and Robert H. Hall. This note bears interest at 7.5% per annum. Outstanding principal under this note at December 31, 1996 was $100,000, and the note is payable in full on or before December 31, 1997.
     Lonnie C. Poole, Jr., Jim W. Perry, Robert H. Hall and J. Gregory Poole, Jr. are each indebted to the Company for certain amounts payable in connection with the purchase of shares of Company Common Stock and for premiums paid by the Company on life insurance policies under a Cross Purchase Agreement which expires upon completion of this offering. These debts bear interest at 7.5% per annum and are payable in full on demand. Outstanding amounts of such indebtedness at December 31, 1996 were: Lonnie C. Poole, Jr., $131,316; Mr. Perry, $33,714; Mr. Hall, $32,094; and J. Gregory Poole, Jr., $43,767.
     In each of 1993 and 1995, the Company loaned $100,000 to ECO under demand notes bearing interest at 5.5% and 7.19%, respectively. As of December 31, 1996, ECO owed the Company approximately $206,500 in principal and accrued interest on these notes.
     In February 1997, the Company purchased 37 acres of land from the Cherokee Sanford Group, of which Company director nominee Thomas F. Darden is Chairman and a significant shareholder, for $62,253, which the Company believes represented fair market value at that time.
     The Company has adopted a policy that all future transactions between the Company and its executive officers, directors and other affiliates must be approved by a majority of the members of the Company's Board of Directors and by a majority of the disinterested members of the Company's Board of Directors, and must be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.
                                       41

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information, as of the date of this Prospectus, with respect to the beneficial ownership of the Common Stock by: (i) each person or entity known by the Company to own beneficially 5% or more of the outstanding Common Stock; (ii) each director, director nominee and named executive officer of the Company; and (iii) the Company's executive officers and directors as a group. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options to purchase Common Stock held by that person that are currently exercisable, or will become exercisable within 60 days after the date of this Prospectus, are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise noted, each person has sole investment and voting power with respect to the shares indicated (subject to applicable marital property laws).


                                                                SHARES BENEFICIALLY        NUMBER OF        SHARES BENEFICIALLY
                                                               OWNED BEFORE OFFERING     SHARES OFFERED     OWNED AFTER OFFERING
                            NAME                                NUMBER        PERCENT                       NUMBER        PERCENT
Lonnie C. Poole, Jr. (1)....................................   6,531,773        66.7%        181,600       6,350,173        55.7%
Jim W. Perry (2)............................................   1,758,313        18.2         181,600       1,576,713        14.0
Robert H. Hall (3)..........................................      81,879           *              --          81,879           *
Henry E. Dick...............................................      11,432           *              --          11,432           *
J. Gregory Poole, Jr. (4)...................................     817,480         8.5         181,600         635,880         5.7
Thomas F. Darden............................................          --           *              --              --           *
Lonnie C. Poole, III (5)....................................   2,362,226        24.4              --       2,362,226        21.0
Scott J. Poole (6)..........................................   2,354,346        24.4              --       2,354,346        20.9
All directors and executive officers as a group (5 persons)
  (7).......................................................   9,200,877        93.1         544,800       8,656,077        75.3




 * Less than 1%.

(1) Includes (i) an aggregate of 5,178,518 shares held by three grantor trusts of which Lonnie C. Poole, III and Scott J. Poole, Mr. Poole's children, are the beneficiaries, (ii) 181,600 shares held by a limited partnership, the limited partner of which is a charitable trust providing Mr. Poole's wife income for 12 years, after which his sons (who are also the general partners of the limited partnership) will become the trust's income beneficiaries, and (iii) 199,320 shares subject to options to buy Common Stock.


(2) Includes 76,800 shares subject to options to purchase Common Stock.


(3) Includes 3,200 shares subject to options to purchase Common Stock.


(4) Includes an aggregate of 540,000 shares held by Mr. Poole's three children and an aggregate of 2,520 shares held by Mr. Poole's children as custodian for his three grandchildren, as to all of which shares Mr. Poole disclaims beneficial ownership.


(5) Includes (i) 60,280 shares subject to options to purchase Common Stock, (ii) 989,260 shares held by a trust of which Mr. Poole is a co-trustee and beneficiary, and (iii) 989,258 shares held by a trust of which Mr. Poole is a beneficiary with shared investment power.


(6) Includes (i) 60,400 shares subject to options to purchase Common Stock, (ii) 989,260 shares held by a trust of which Mr. Poole is a co-trustee and beneficiary, and (iii) 989,258 shares held by a trust of which Mr. Poole is a beneficiary with shared investment power.


(7) See footnotes (1) through (4)

                          DESCRIPTION OF CAPITAL STOCK

GENERAL
     Immediately prior to the issuance of the shares offered hereby, the authorized capital of the Company will consist of 80,000,000 shares of Common Stock, no par value per share, and 10,000,000 shares of undesignated Preferred Stock, par value $0.01 per share.
COMMON STOCK
     As of March 31, 1997, assuming no exercise of options, there were 9,600,157 shares of Common Stock outstanding, held of record by 19 shareholders. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of the Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The outstanding shares of the Common Stock are fully paid and nonassessable. No preemptive rights, conversion rights, redemption rights or sinking fund provisions are applicable to the Common Stock.
PREFERRED STOCK
     Upon the consummation of this offering, no shares of Preferred Stock will be outstanding. The Company's Board of Directors is authorized, without further shareholder action, to issue Preferred Stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences, of the Preferred Stock. Although there is no current intention to do so, the Board of Directors of the Company may, without shareholder approval, issue shares of a class or series of Preferred Stock with voting and conversion rights which could adversely affect the voting power or dividend rights of the holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company.
CERTAIN STATUTORY AND OTHER PROVISIONS
  STATUTORY PROVISIONS
     The North Carolina Business Corporation Act contains a "Shareholder Protection Act" which, with certain exceptions discussed below, requires approval of certain business combinations between a North Carolina corporation and any beneficial holder of more than 20% of the voting shares of the corporation by the holders of at least 95% of the voting shares of the corporation. Business combinations subject to this approval requirement include any merger or consolidation of the corporation with or into any other corporation, the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The principal exception to the special voting requirement applies to business combinations that satisfy various complex statutory provisions, including provisions relating to the fairness of the price and the constituency of the Board of Directors. In addition, the special voting requirement shall not be applicable to any corporation if (i) the corporation was not a public corporation at the time such other entity acquired in excess of 10% of the voting shares; (ii) the corporation adopted an amendment to its bylaws or provided in its original articles of incorporation providing that the provisions shall not apply to it in accordance with the statute; or (iii) the business combination in question was the subject of an existing agreement of the corporation on April 23, 1987. In addition, corporations with fewer than 2,000 shareholders of record and those whose stock is not listed on a national securities exchange are exempt from the special voting requirement. The Company has not "opted out" of the Shareholder Protection Act.
     Certain North Carolina public corporations are also subject to "The North Carolina Control Share Acquisition Act". This law provides that shares acquired in a transaction that would cause the acquiring person's voting strength to meet or exceed any of three thresholds (20%, 33.3% or a majority) of voting power have no voting rights unless granted by a majority vote of all the outstanding shares of the corporation (not including interested shares) entitled to vote for the election of directors. "Interested shares" means the shares of a corporation beneficially owned by (i) any person who has acquired or proposes to acquire control shares in a control share acquisition; (ii) any officer of the corporation; or (iii) any employee of the covered corporation who is also a director of the corporation. This provision empowers an acquiring person to require the North Carolina corporation to hold a special meeting of shareholders to consider the matter within 50 days of its request. The Company has not "opted out" of The North Carolina Control Share Acquisition Act.
     These provisions were designed to deter certain takeovers of North Carolina corporations.
TRANSFER AGENT AND REGISTRAR
     The transfer agent for the Common Stock will be Continental Stock Transfer & Trust Company, New York, New York.
                                       43

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 11,205,357 shares of Common Stock outstanding. All of the shares offered hereby will be freely saleable in the public market after completion of this offering, unless acquired by affiliates of the Company. All of the shares outstanding prior to completion of this offering are subject to contractual restrictions which prohibit the shareholder from selling or otherwise disposing of shares for a period of 180 days after the date of this Prospectus without the consent of Alex. Brown & Sons Incorporated. The Selling Shareholders may not sell or otherwise dispose of any of their remaining shares for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. After this 180-day period expires, 519,252 of the currently outstanding shares will be freely saleable in the public market, and 8,536,105 shares will be eligible for resale in the public market under Rule 144 promulgated under the Securities Act. Upon the expiration of the 180-day period, shares of Common Stock then held by affiliates of the Company will be subject to certain volume and other limitations discussed below under Rule 144.
     The Company has agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus, except as consideration for business acquisitions or upon exercise of currently outstanding stock options, without the prior written consent of Alex. Brown & Sons Incorporated.
     In general, under Rule 144 as amended effective April 29, 1997, a person (or persons whose shares are aggregated), including persons who may be deemed affiliates of the Company, who has beneficially owned his or her shares for at least one year is entitled to sell within any three-month period that number of shares which does not exceed the greater of 1% of the outstanding shares of the Common Stock (112,054 shares after completion of this offering) or the average weekly trading volume during the four calendar weeks preceding each such sale. Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Under Rule 144(k), a person (or persons whose shares are aggregated) who is not or has not been deemed an "affiliate" of the Company for at least three months and who has beneficially owned his or her shares for at least two years would be entitled to sell such shares under Rule 144 without regard to the limitations discussed above.
     There has been no public market for the Common Stock prior to this offering and no assurance can be given that an active public market for the Common Stock will develop or be sustained after completion of this offering. Sales of substantial amounts of the Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise capital or effect acquisitions through the issuance of Common Stock.
                                       44

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated and Deutsche Morgan Grenfell Inc., have severally agreed to purchase from the Company and the Selling Shareholders the following respective number of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                                                                    NUMBER OF
                                                   UNDERWRITER                                                       SHARES
Alex. Brown & Sons Incorporated..................................................................................
Deutsche Morgan Grenfell Inc.....................................................................................
          Total..................................................................................................   2,150,000

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of the Common Stock offered hereby, if any of such shares are purchased.
     The Company and the Selling Shareholders have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price
less a concession not in excess of $            per share. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of $      per
share to certain other dealers. After commencement of the initial public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.
     The Company has granted the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 322,500 additional shares of Common Stock at the initial public offering price less the underwriting discounts, and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares offered by the Company hereunder, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover overallotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,150,000 shares are being offered.
     To facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Specifically, the Underwriters may over-allot shares of the Common Stock in connection with the offering, thereby creating a short position in the Underwriters' syndicate account. Additionally, to cover such over-allotments or to stabilize the market price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. Any of these activities may maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time. The Representatives, on behalf of the syndicate of Underwriters, also may reclaim selling concessions allowed to an Underwriter or dealer, if the syndicate repurchases shares distributed by that Underwriter or dealer.
     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.
     The Company has agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus, except as consideration for business acquisitions or upon exercise of currently outstanding stock options, without the prior written consent of Alex. Brown & Sons Incorporated. All shareholders, directors and officers of the Company have agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 180 days and all Selling Shareholders in this offering have agreed not to sell, contract to sell or otherwise dispose
                                       45
of any shares of Common Stock for a period of 180 days, in either case without the prior written consent of Alex. Brown & Sons Incorporated. See "Shares Eligible For Future Sale".

     The Representatives of the Underwriters have advised the Company that they do not intend to confirm sales to any account over which they exercise discretionary authority.
     Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiations between the Company and the Representatives of the Underwriters. Among the factors to be considered in such negotiations are prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.
                                 LEGAL MATTERS
     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina. Certain legal matters related to this offering will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.
                                    EXPERTS
     The financial statements as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included herein and in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and in the Registration Statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
                             AVAILABLE INFORMATION
     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (of which this Prospectus is a part) on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in the Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.
     The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's web-site is http:\\www.sec.gov.
                                       46

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                          PAGE
Independent Auditors' Report...........................................................................................   F-2
Balance Sheets as of December 31, 1995 and 1996, and March 31, 1997 (unaudited)........................................   F-3
Statements of Operations for the Years Ended December 31, 1994, 1995 and 1996, and the Three Months Ended March 31,
  1996 and 1997 (unaudited)............................................................................................   F-4
Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and 1996, and the Three Months Ended March 31,
  1996 and 1997 (unaudited)............................................................................................   F-5
Notes to Financial Statements..........................................................................................   F-6

                          INDEPENDENT AUDITORS' REPORT
WASTE INDUSTRIES, INC.:
     We have audited the accompanying balance sheets of Waste Industries, Inc. (the "Company") as of December 31, 1995 and 1996 and the related statements of operations and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1995 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.
/s/ DELOITTE & TOUCHE LLP
Raleigh, North Carolina
May 5, 1997
                                      F-2

                             WASTE INDUSTRIES, INC.
                                 BALANCE SHEETS

                                                                                                         MARCH 31, 1997
                                                                           DECEMBER 31,                            PRO FORMA
                                                                       1995            1996          ACTUAL        (NOTE 1)
                                                                                                          (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.....................................   $  2,071,010    $  1,803,438    $   578,034    $   578,034
  Accounts receivable -- trade, less allowance for uncollectible accounts (1995 -- $487,000; 1996 -- $616,000;
     1997 -- $659,000)..........................................      7,789,421       9,236,071      8,948,079      8,948,079
  Inventories...................................................      1,537,527       1,973,810      1,124,680      1,124,680
  Prepaid expenses and other current assets.....................        323,798         414,533        485,629        485,629
       Total current assets.....................................     11,721,756      13,427,852     11,136,422     11,136,422
PROPERTY AND EQUIPMENT, net (Notes 2 and 3).....................     33,742,448      39,841,929     43,169,474     43,169,474
RECEIVABLES -- AFFILIATED COMPANIES (Note 7)....................      1,113,534       1,175,205      1,178,115      1,178,115
INTANGIBLE ASSETS (Notes 2 and 4)...............................      3,815,986       3,698,963      4,242,268      4,242,268
OTHER NONCURRENT ASSETS.........................................        279,013         923,926        934,420        934,420
TOTAL ASSETS....................................................   $ 50,672,737    $ 59,067,875    $60,660,699    $60,660,699
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt (Notes 2 and 4)..........   $  1,274,147    $    155,492    $   102,367    $   102,367
  Accounts payable -- trade.....................................      4,668,916       5,637,730      4,984,512      4,984,512
  Accrued expenses and other liabilities (Note 8)...............      2,950,440       3,300,354      2,713,773      2,713,773
  Accrued distributions (Note 6)................................             --       1,820,000        973,000      2,453,000
  Notes payable to shareholders.................................        318,884              --             --             --
  Deferred revenue..............................................        708,405         913,389        948,538        948,538
       Total current liabilities................................      9,920,792      11,826,965      9,722,190     11,202,190
LONG-TERM DEBT, net of current maturities (Notes 2 and 4).......     27,193,392      33,070,228     34,853,139     34,853,139
COMMITMENTS AND CONTINGENCIES (Notes 5, 7 and 9)
SHAREHOLDERS' EQUITY (Notes 6, 7 and 11):
  Preferred stock...............................................             --              --             --             --
  Common stock (Adjusted -- Note 6).............................         91,648          91,989         91,989         91,989
  Additional capital............................................      1,367,629              --             --             --
  Retained earnings.............................................     12,614,570      14,319,583     16,240,253     14,760,253
  Shareholders' loans (Note 7)..................................       (515,294)       (240,890)      (246,872)      (246,872)
       Total shareholders' equity...............................     13,558,553      14,170,682     16,085,370     14,605,370
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY......................   $ 50,672,737    $ 59,067,875    $60,660,699    $60,660,699


                       See Notes to Financial Statements.
                                      F-3

                             WASTE INDUSTRIES, INC.
                            STATEMENTS OF OPERATIONS

                                                                                                      THREE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                       MARCH 31,
                                                      1994            1995            1996           1996           1997
                                                                                                         (UNAUDITED)
REVENUES.......................................   $66,836,800     $82,688,189     $92,886,657     $20,566,047    $24,124,394
OPERATING COSTS AND EXPENSES:
  Cost of operations (Notes 5, 7 and 9)........    37,853,324      50,395,070      59,337,276      13,104,771     14,838,115
  Selling, general and administrative
     (Note 8)..................................    15,143,383      15,467,274      16,328,694       3,606,229      4,587,790
  Depreciation and amortization................     7,615,395       8,216,715       8,471,415       1,982,020      2,319,377
       Total operating costs and expenses......    60,612,102      74,079,059      84,137,385      18,693,020     21,745,282
OPERATING INCOME...............................     6,224,698       8,609,130       8,749,272       1,873,027      2,379,112
OTHER EXPENSE (INCOME):
  Interest expense (Note 4)....................     1,920,008       2,121,679       2,395,281         497,096        609,763
  Interest income..............................      (180,360 )      (318,104 )      (188,563 )       (25,041)       (47,541)
  Other (Note 7)...............................      (107,549 )      (154,869 )      (506,332 )      (146,269)      (103,780)
       Total other expense (income)............     1,632,099       1,648,706       1,700,386         325,786        458,442
NET INCOME -- Historical Basis.................   $ 4,592,599     $ 6,960,424     $ 7,048,886     $ 1,547,241    $ 1,920,670
PRO FORMA INCOME BEFORE INCOME TAXES (Note
  12)..........................................   $ 4,592,599     $ 6,960,424     $ 7,048,886     $ 1,547,241    $ 1,920,670
PRO FORMA INCOME TAXES (Note 12)...............     1,865,000       2,790,000       2,845,000         625,000        775,000
PRO FORMA NET INCOME (Note 12).................   $ 2,727,599     $ 4,170,424     $ 4,203,886     $   922,241    $ 1,145,670
PRO FORMA PRIMARY EARNINGS PER COMMON SHARE
  (Adjusted -- Notes 6
  and 12)......................................   $      0.28     $      0.43     $      0.43     $      0.10    $      0.12
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING (Adjusted --
  Note 6)......................................     9,596,265       9,599,203       9,820,853       9,604,657      9,820,853


                       See Notes to Financial Statements.
                                      F-4

                             WASTE INDUSTRIES, INC.
                            STATEMENTS OF CASH FLOWS

                                                                                                     THREE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                     MARCH 31,
                                                       1994           1995           1996           1996           1997
                                                                                                        (UNAUDITED)
OPERATING ACTIVITIES:
  Net income -- historical basis.................   $ 4,592,599    $ 6,960,424    $ 7,048,886    $ 1,547,241    $ 1,920,670
  Adjustments to reconcile net income --
     historical basis
     to net cash provided by operating
     activities:
     Depreciation and amortization...............     7,615,395      8,216,715      8,521,900      1,982,020      2,319,377
     Gain on sale of property and equipment......       (61,124)       (38,999)      (175,171)         1,757        (50,416)
     Changes in assets and liabilities, net of
       effects
       from acquisitions of related businesses:
       Accounts receivable -- trade..............       601,996     (1,071,172)    (1,446,650)    (1,720,132)       289,672
       Inventories...............................      (334,147)      (581,863)      (436,283)       300,748        849,130
       Prepaid and other current assets..........      (365,012)       440,568        (90,735)      (200,971)       (71,096)
       Accounts payable -- trade.................       315,615      1,194,074        968,814      2,850,581       (653,218)
       Accrued expenses and other liabilities....       477,103        589,958        349,914       (613,813)      (586,581)
       Deferred revenue..........................        91,040         77,756        204,984        280,858         35,149
          Net cash provided by operating
          activites..............................    12,933,465     15,787,461     14,945,659      4,428,289      4,052,687
INVESTING ACTIVITIES:
  Proceeds from sale of property and equipment...     1,151,612      1,190,004        715,180        216,531        178,129
  Purchases of property and equipment............   (10,563,294)    (8,141,576)   (14,411,360)    (5,860,216)    (5,497,489)
  Acquisition of related business................      (317,500)    (1,685,000)      (268,927)            --       (781,680)
  Advances to (borrowings from) affiliates.......    (1,509,752)       179,135        (61,671)      (382,658)        (2,910)
  Collections on other long-term receivables.....         3,730          2,145          2,317             --             --
  Other noncurrent assets........................      (200,609)      (100,818)      (769,145)       (33,763)       (50,940)
          Net cash used in investing activities..   (11,435,813)    (8,556,110)   (14,793,606)    (6,060,106)    (6,154,890)
FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt.......     5,530,000      5,380,000     35,618,225      2,818,225      1,802,113
  Principal payments on long-term debt...........    (5,971,614)    (6,885,033)   (31,102,209)    (1,720,422)       (72,327)
  Proceeds from issuance of notes payable to
     shareholders................................            --        286,620             --             --             --
  Repayments of notes payable to shareholders....       (11,908)            --       (318,884)      (318,884)            --
  Repayments of notes receivable from
     shareholders................................            --        820,376        274,404        245,575         (5,982)
  Advances to shareholders.......................      (101,255)            --             --             --             --
  Proceeds from exercise of stock options........       345,293             --         44,756         44,756             --
  Changes in partners' capital...................       390,714       (900,233)    (1,816,215)       (45,695)            --
  Cash distributions to shareholders.............    (1,626,355)    (5,901,461)    (3,119,702)      (749,179)      (847,005)
          Net cash used in financing activities..    (1,445,125)    (7,199,731)      (419,625)       274,376        876,799
NET INCREASE (DECREASE)..........................        52,527         31,620       (267,572)    (1,357,441)    (1,225,404)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD...     1,986,863      2,039,390      2,071,010      2,071,010      1,803,438
CASH AND CASH EQUIVALENTS, END OF PERIOD.........   $ 2,039,390    $ 2,071,010    $ 1,803,438    $   713,569    $   578,034

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION --

Cash paid for interest...........................   $ 1,941,760    $ 2,045,375    $ 1,931,808    $    84,603    $   513,069

SUPPLEMENTAL SCHEDULE OF NONCASH TRANSACTIONS:
During 1994 the Company refinanced a capital lease obligation of $443,984. The net book value of the equipment which was disposed of was $469,435. A loss of $25,451 was recognized on the transaction.
At December 31, 1996, the Company accrued $1,820,000 of distributions to shareholders as partial reimbursement for 1996 taxes owed.
                       See Notes to Financial Statements.
                                      F-5

                             WASTE INDUSTRIES, INC.
                         NOTES TO FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                  (UNAUDITED AS TO MARCH 31, 1997 INFORMATION)
1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES
     BUSINESS OPERATIONS -- Waste Industries, Inc. (the "Company") is a regional solid waste services company providing solid waste collection, transfer, recycling, processing and disposal services to customers in North Carolina and South Carolina and waste collection services in Virginia.
     In April 1996, the Company exchanged 2,118,457 shares of its common stock on a share-for-share basis for all of the outstanding common stock of the following companies affiliated through common ownership: Waste Enterprises, Inc., Waste Industries South, Inc., Waste Industries West, Inc., Waste Industries East, Inc., Kabco, Inc., Conway 378, Inc. and AmLease, Inc. As a result, common stock increased by $18,208, treasury stock decreased by $85,098 and additional capital decreased by $103,306. Simultaneously, certain real estate properties previously leased to the Company by Property Management Group ("PMG"), a partnership of certain shareholders of the Company, were transferred to the Company. In connection with this transfer, a distribution of $1,686,021 was made to PMG. As a result, retained earnings decreased by $404,171 and additional capital decreased by $1,281,850.

     The controlling shareholder of the Company owned a controlling interest in each of the companies and partnership that were combined. Additionally, the Company's other shareholders held substantially the same pro rata ownership in each of these companies and partnership. Accordingly, the assets and liabilities transferred are accounted for at historical cost in a manner similar to that in pooling of interests accounting. The Company's financial statements have been restated to include the accounts and operations for all periods prior to the merger.

     SIGNIFICANT ACCOUNTING POLICIES -- The significant accounting policies are summarized below:

     a. UNAUDITED AND PRO FORMA FINANCIAL STATEMENTS -- In the opinion of management, the statements of operations and cash flows for the three months ended March 31, 1996 and 1997 and the balance sheet as of March 31, 1997 include all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position and results of operations and cash flows for the periods then ended in accordance with generally accepted accounting principles. Pro forma amounts give effect to the liability for shareholder distributions of approximately $1,480,000, which represent the Company's undistributed taxable earnings for 1997 as a result of the Company's termination of its S Corporation election May 9, 1997.

     b. CASH AND CASH EQUIVALENTS -- For the purposes of presentation in the financial statements, cash equivalents include highly liquid investments with original maturities of three months or less.

     c. INVENTORIES -- Inventories consist of (i) trucks and containers held for sale and (ii) operating materials and supplies held for use and are stated at the lower of cost or market using the specific-identification method of costing.

     d. PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost. Depreciation expense is calculated on the straight-line method. Estimated useful lives are as follows:

Machinery and equipment...............................................................   3 to 10 years
Furniture, fixtures and vehicles......................................................   3 to 10 years
Building..............................................................................        30 years

     Maintenance and repair costs are charged to expense as incurred.

     e. INTANGIBLE ASSETS -- Intangible assets primarily consist of goodwill, customer lists and noncompete and consulting agreements acquired in business combinations. Intangible assets are net of accumulated amortization and consist of the following:


                                                                                1995          1996
Goodwill..................................................................   $2,794,277    $2,878,089
Customer lists............................................................      228,950       184,269
Noncompete and consulting agreements......................................      792,759       636,605
Intangible assets.........................................................   $3,815,986    $3,698,963

                             WASTE INDUSTRIES, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED
                  (UNAUDITED AS TO MARCH 31, 1997 INFORMATION)
1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES -- Continued

     Customer lists are amortized using the straight-line method over 5 to 10 years. Noncompete and consulting agreements are amortized using the straight-line method over the lives of the agreements. Goodwill is amortized using the straight-line method, generally over 15 to 20 years.


     Should events or circumstances occur subsequent to the acquisition of a business which bring into question the realizable value or impairment of the related goodwill, the Company will evaluate the remaining useful life and balance of goodwill and make appropriate adjustments in accordance with Statement of Financial Accounting Standards No. 121.

     f. OTHER NONCURRENT ASSETS -- Included in other noncurrent assets are debt issue costs relating to the new borrowings (see Note 4). Debt issue costs are amortized to interest expense using the effective interest method over the life of the related debt.
     g. LONG-LIVED ASSETS -- As required, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF." Accordingly, long-lived assets are reviewed for impairment on a market-by-market basis whenever events or changes in the circumstances indicate that the carrying amount of an asset may not be recoverable. If an evaluation is required, the projected future undiscounted future cash flows attributable to each market would be compared to the carrying value of the long-lived assets (including an allocation of goodwill, if appropriate) of that market if a write-down to fair value is required. The Company also evaluates the remaining useful lives to determine whether events and circumstances warrant revised estimates of such lives.

     h. PRO FORMA PRIMARY EARNINGS PER SHARE -- Pro forma primary earnings per share computations are based on the weighted-average common stock outstanding and include the dilutive effect of stock options using the treasury stock method (using the estimated offering price of $11.50 per share). Common stock outstanding used to compute the weighted-average shares was retroactively adjusted for the exchange of shares resulting from the merger of affiliated companies, for the conversion of nonvoting to voting stock, and for the 1-for-2.5 reverse stock split as discussed in Note 6. Fully diluted earnings per share are not presented as potentially dilutive securities, in the aggregate, dilute primary earnings per share by less than three percent.

     i. STOCK OPTION PLAN -- The Company accounts for employee stock compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES." Under APB No. 25, the total compensation expense is equal to the difference between the award's exercise price and the intrinsic value at the measurement date, which is the first date that both the exercise price and number of shares to be issued is known.
     SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION," is effective January 1, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are, however, permitted to continue to apply APB No. 25. The Company will continue to apply APB No. 25 to its stock-based compensation awards to employees and will disclose the required pro forma effect on net income and earnings per share.
     j. DEFERRED REVENUE -- Deferred revenue consists of collection fees billed in advance. Revenue is recognized as services are provided.
     k. INCOME TAXES -- The Company has elected S Corporation status, whereby the corporation is exempt from all federal and state income taxes and its individual shareholders are taxed on their pro rata share of corporate taxable income.
     l. USE OF ESTIMATES -- In preparing financial statements that conform with generally accepted accounting principles, management must use estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenue and expenses reflected during the reporting period. Actual results could differ from those estimates.
     m. NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED -- In February 1997, SFAS No. 128, "EARNINGS PER SHARE," was issued. This Statement establishes standards for computing and presenting earnings per share (EPS) and applies
                                      F-7

                             WASTE INDUSTRIES, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED
                  (UNAUDITED AS TO MARCH 31, 1997 INFORMATION)
1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES -- Continued to entities with publicly held common stock or potential common stock. This Statement simplifies the standards for computing earnings per share previously found in APB No. 15, "EARNINGS PER SHARE," and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. This Statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. This Statement requires restatement of all prior-period EPS data presented. The adoption of this Statement will not have a material impact on the Company's financial statements.

     In October 1996, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 96-1, ENVIRONMENTAL REMEDIATION LIABILITIES. SOP 96-1 provides authoritative guidance on specific accounting issues that are present in the recognition, measurement, display and disclosure of environmental remediation liabilities. The provisions of this SOP are effective for fiscal years beginning after December 15, 1996. The Company's management does not believe the adoption of this statement will have a material impact on the Company's financial statements.

     n. RECLASSIFICATIONS -- Certain 1994 and 1995 financial statement amounts have been reclassified to conform with the 1996 presentation.
2. ACQUISITIONS
     During 1995 and 1996, the Company acquired the net assets of various waste collection and disposal services businesses to expand its operations. The assets acquired were accounted for by the purchase method of accounting and include the following:

                                                                                                          1995         1996
Property and equipment..............................................................................   $1,156,312    $150,620
Noncompete and consulting agreements................................................................      274,000     105,000
Customer lists and goodwill.........................................................................      468,841     255,472
       Total assets acquired........................................................................    1,899,153     511,092
Less obligations financed under notes payable.......................................................      214,153     242,165
Net acquisition cost................................................................................   $1,685,000    $268,927

     Related to the above acquisitions, the Company entered into noncompete agreements with the former owners of these businesses. These amounts are being amortized on a straight-line basis over the lives of the agreements (5 years).
                                      F-8

                             WASTE INDUSTRIES, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED
                  (UNAUDITED AS TO MARCH 31, 1997 INFORMATION)
3. PROPERTY AND EQUIPMENT
     Property and equipment consist of the following at December 31, 1995 and 1996 and March 31, 1997:

                                                                   DECEMBER 31,             MARCH 31,
                                                               1995            1996           1997
Land and buildings......................................   $  7,159,065    $  7,842,952    $ 7,897,958
Machinery and equipment.................................     64,193,419      76,508,723     80,890,731
Furniture, fixtures and vehicles........................      1,611,249       1,857,843      2,062,794
       Total property and equipment.....................     72,963,733      86,209,518     90,851,483
Less accumulated depreciation...........................     39,221,285      46,367,589     47,682,009
Property and equipment, net.............................   $ 33,742,448    $ 39,841,929    $43,169,474

4. NOTES PAYABLE
     Notes payable consist of the following at December 31, 1995 and 1996 and March 31, 1997:

                                                                   DECEMBER 31,             MARCH 31,
                                                               1995            1996           1997
Bank notes payable......................................   $ 28,179,402    $ 32,800,000    $34,602,113
Other:
  Other installment notes payable, interest ranging from
     1% to 7%...........................................        254,804         392,387        353,393
Present value of noncompete agreement liabilities with
  the former shareholders of related businesses
  acquired, due in various monthly installments through
  1997..................................................         33,333          33,333             --
       Total notes payable..............................     28,467,539      33,225,720     34,955,506
Less current portion....................................      1,274,147         155,492      1,904,480
Long-term portion.......................................   $ 27,193,392    $ 33,070,228    $33,051,026


     On April 3, 1996, the Company entered into agreements with two lenders under which the Company may borrow up to $75,000,000. One lender authorized the Company to borrow up to $25,000,000 under a senior unsecured promissory note and an additional $25,000,000 under an uncommitted, senior unsecured promissory note ("shelf note"). The committed note matures on April 3, 2006 and bear an interest rate of 7.28%. The other lender authorized the Company to borrow $20,000,000 and $5,000,000 under two separate unsecured notes which mature on April 1, 2006 and April 1, 1998, respectively. Both notes bear interest at the monthly London Interbank Offered Rate (7.3125% at December 31, 1996). The Company used a portion of these new borrowings in 1996 to repay $26,305,889 of existing bank debt.

     The note agreements provide for certain covenants and restrictions regarding, among other things, consolidated debt and senior debt to earnings before interest, depreciation and amortization ratios, minimum net worth and consolidated net income requirements, as well as liens, debt and capital expenditure limitations, as defined. At December 31, 1996, the Company was in compliance with all covenants.
     The repayment term under the note agreements is ten years; interest only is payable for the first three years, with principal payments beginning in April 1999 and continuing for the following seven years.
                                      F-9

                             WASTE INDUSTRIES, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED
                  (UNAUDITED AS TO MARCH 31, 1997 INFORMATION)

4. NOTES PAYABLE -- Continued

     Annual aggregate principal maturities for the other notes payable for the five fiscal years succeeding December 31, 1996 are as follows:

1997...........................................................   $   155,492
1998...........................................................        94,182
1999...........................................................       837,349
2000...........................................................     4,744,841
2001 and thereafter............................................    27,393,856
Total..........................................................   $33,225,720

5. LEASES
     OPERATING LEASES -- The future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1996 follow:

1997............................................................   $1,505,658
1998............................................................    1,199,891
1999............................................................    1,060,798
2000............................................................      645,894
2001............................................................      213,660
Thereafter......................................................    1,873,980
                                                                   $6,499,881

     The total rental expense for all operating leases for the years ended December 31, 1994, 1995 and 1996 is as follows:

                                           1994         1995          1996
Buildings and sites...................   $315,835    $  420,091    $  439,761
Trucks and equipment..................    211,744       824,461     1,474,321
Total.................................   $527,579    $1,244,552    $1,914,082

     Rental expense is included in cost of operations in the statements of operations.
                                      F-10

                             WASTE INDUSTRIES, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED
                  (UNAUDITED AS TO MARCH 31, 1997 INFORMATION)
6. SHAREHOLDERS' EQUITY
     Shareholders' equity consists of the following for the years ended December 31, 1994, 1995 and 1996:

                                                              SHARES
                                                                               $       ADDITIONAL      RETAINED      TREASURY
                                               AUTHORIZED    OUTSTANDING    AMOUNT       CAPITAL       EARNINGS       STOCK
Balance,
  January 1, 1994...........................    4,020,395      1,585,889    $60,309    $ 1,006,358    $ 8,589,363    $(85,098)
  Net income................................           --             --         --             --      4,592,599          --
  Change in partners' capital...............           --             --         --      1,032,648             --          --
  Exercise of stock options.................           --      1,381,168     13,131        332,162             --          --
  Distributions.............................           --             --         --             --     (1,626,355)         --
Balance,
  December 31, 1994.........................    4,020,395      2,967,057     73,440      2,371,168     11,555,607     (85,098)
  Net income................................           --             --         --             --      6,960,424          --
  Change in partners' capital...............           --             --         --       (900,233)            --          --
  Distributions.............................           --             --         --             --     (5,901,461)         --
Balance,
  December 31, 1995.........................    4,020,395      2,967,057     73,440      1,470,935     12,614,570     (85,098)
  Retroactive effect of conversion of
     nonvoting common stock.................           --     14,273,001         --             --             --          --
  Retroactive effect of 1-for-2.5 reverse
     stock split............................           --     (9,794,162)        --             --             --          --
  Effect of merger of affiliates............   75,979,605      2,118,457     18,208       (103,306)            --      85,098
  Net income................................           --             --         --             --      7,048,886          --
  Change in partners' capital...............           --             --         --     (1,412,044)      (404,171)         --
  Exercise of stock options.................           --         35,804        341         44,415             --          --
  Distributions.............................           --             --         --             --     (4,939,702)         --
Balance,
  December 31, 1996.........................   80,000,000      9,600,157     91,989             --     14,319,583          --
Net income (unaudited)......................           --             --         --             --      1,920,670          --
Distributions (unaudited)...................           --             --         --             --     (1,480,000)         --
Balance,
  March 31, 1997 (pro forma unaudited)......   80,000,000      9,600,157    $91,989    $        --    $14,760,253    $     --


     In April 1997, the Company's Board of Directors authorized a 1-for-2.5 reverse stock split and the conversion of all nonvoting common shares to voting common shares. The Board of Directors also approved an increase in the authorized capital of common stock from 4,020,395 shares to 80,000,000 shares and canceled the nonvoting common shares outstanding. The common stock previously had a par value of $.0380286 per share and was converted to no par common stock. All share and per share information in the financial statements has been adjusted to give retroactive effect to the reverse stock split and conversion of nonvoting stock.
     In April 1997, the Company's Board of Directors also authorized 10,000,000 shares of $0.01 par value preferred stock. Such shares have not been issued. The Board of Directors can establish the series, the designation and number of shares to be issued and the rights, preferences, privileges and restrictions of the shares of each series, and to determine the voting powers, if any, of such shares.
     Shareholder loans at December 31, 1995 and 1996 and March 31, 1997 include $66,502, $33,169 and $33,169, respectively, for advances made to shareholders initiated during the exercise of stock options (see Note 11). These notes bear interest at annual rates of 7.5% and are payable in various installments.

     Change in partners' capital consists of cash contributions from, or distributions to, PMG.

                             WASTE INDUSTRIES, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED
                  (UNAUDITED AS TO MARCH 31, 1997 INFORMATION)
6. SHAREHOLDERS' EQUITY -- Continued
     At December 31, 1996, the Company accrued $1,820,000 of distributions to shareholders as partial reimbursement for 1996 taxes owed.
7. RELATED PARTY TRANSACTIONS
     OPERATING LEASES -- The Company leases equipment from officers of the Company and from other partnerships and corporations controlled by these officers. All of these leases are operating leases. Related party rental expense was $8,300, $6,600 and $13,794 in 1994, 1995 and 1996, respectively, and is included in cost of operations in the accompanying statements of operations.
     MANAGEMENT AND ACCOUNTING SERVICES -- The Company provides management and accounting services to other companies affiliated by common shareholder interests (other affiliated companies). Agreements state that management and accounting services shall be provided to such companies on an approximate cost reimbursement basis, plus a specified percentage of net income these affiliated companies generate. Management and accounting revenue earned from providing services to these other affiliated companies was $26,994, $84,004 and $88,202 in 1994, 1995 and 1996, respectively, and are included in other income (expense) in the accompanying statements of operations.
     EQUIPMENT SALES AND SERVICES -- The Company sells and leases equipment and vehicles and provides technical advice to affiliated and nonaffiliated companies. Revenue generated from such activities is not material.
     RECEIVABLES -- AFFILIATED COMPANIES -- At December 31, 1995 and 1996, accounts receivable due from parties related by common shareholder interests were $468,824 and $524,029, respectively. Notes receivable from other affiliated companies were $644,710 at December 31, 1995 and 1996. The notes bear interest at annual rates ranging from 5.5% to 7.19% and are payable on demand. These amounts, including unpaid interest thereon of $-0- and $6,466 at December 31, 1995 and 1996, respectively, are included in receivables -- affiliated companies in the accompanying balance sheets.
     SHAREHOLDER LOANS -- Shareholder loans, included in shareholders' equity of the accompanying balance sheets, are notes receivable (including unpaid interest thereon) from shareholders of $448,792, $207,721 and $213,703 at December 31, 1995 and 1996 and March 31, 1997, respectively. The notes bear interest at an annual rate of 7% and are payable on demand. Shareholder loans at December 31, 1995 and 1996 and March 31, 1997 include $66,502, $33,169 and $33,169, respectively, for advances made to shareholders initiated during the exercise of stock options (see Note 11). These notes bear interest at annual rates of 7.5% and are payable in various installments.
     GUARANTEES -- In November 1986, the Company guaranteed a $600,000 note due to a shareholder by certain officers of the Company. This note was executed in connection with the redemption of preferred stock. In addition, the Company guarantees operating lease payments of $541 per month for an affiliate.
8. BENEFIT PLANS
     401(K) PROFIT SHARING AND RETIREMENT PLAN -- The Company has a 401(k) Profit Sharing Retirement Plan and Trust ("401(k)" or the "Plan") for the benefit of its full time employees who have more than one year of service and are over 21 years of age. The plan also benefits employees of certain related parties through separate funding arrangements. Contributions to this retirement plan are made by employees under a 401(k) pre-tax contribution plan and by the Company through 401(k) matching contributions and discretionary profit sharing contributions. The discretionary profit sharing contribution is made annually as determined by management based on the Company's financial performance. The Company's matching contributions to the 401(k) plan were $29,161, $50,812 and $158,804 for December 31, 1994, 1995 and 1996, respectively. The Company's profit sharing contributions were $253,485, $461,244 and $333,936 for December 31, 1994, 1995 and 1996, respectively. Contributions by the Company are included in operating costs and expenses in the accompanying statements of operations.
     SELF-INSURED MEDICAL PLAN -- The Company has a self-insured plan for employee medical benefits. The plan covers all full-time employees of the Company beginning on the first day of the month on, or following, their 90th day of employment.
                                      F-12

                             WASTE INDUSTRIES, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED
                  (UNAUDITED AS TO MARCH 31, 1997 INFORMATION)
8. BENEFIT PLANS -- Continued
The Company pays premiums for its employees to the plan and withholds from employees additional amounts for elected covered dependents. As claims are processed by the plan's third-party administrator, the insurance carrier requests funds from the Company. The Company maintains stop loss coverage for the plan. The Company's expense relating to the plan for 1994, 1995 and 1996 was $47,932, $56,005 and $49,933, respectively.
9. CONTINGENCIES
     Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, all such matters have been adequately provided for, are adequately covered by insurance, or are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Company's financial position or results of operations.
10. LETTERS OF CREDIT

     At December 31, 1996 and March 31, 1997, the Company has entered into irrevocable letters of credit totaling approximately $362,170 and $745,888, respectively. According to the terms of the $5,000,000 unsecured note, the availability of funds on that note are reduced by the amount of outstanding letters of credit (see Note 4 to financial statements).

11. STOCK OPTION PLAN
     In July 1988, the Company's Board of Directors (the "Board") authorized an Employee Non-Qualified Stock Option Plan ("the Plan"). The number of authorized shares is determined periodically by the Company's Board. At December 31, 1996, 1,400,000 shares of common stock were authorized for issuance under the Plan. Options are granted to key employees at prices as determined by the Board and may be exercisable in one or more installments. Additionally, terms and conditions of stock awards granted under the Plan may differ from one grant to another. Options have been retroactively adjusted for the exchange of shares resulting from the merger of affiliated companies on April 1, 1996, for the stock dividend of nine nonvoting shares for each voting share in 1995, and for the 1-for-2.5 reverse stock split and the conversion of all nonvoting shares to common shares, each to be effective prior to consummation of this offering. A summary of the status of the Plan as of December 31, 1994, 1995 and 1996 and changes during the years ending on those dates is as follows:

                                                                                               WEIGHTED
                                                                                               AVERAGE
                                                                                               EXERCISE
                                                                                   SHARES       PRICE
Balance, January 1, 1994......................................................    1,416,972     $ 0.28
Exercised.....................................................................   (1,381,168)     (0.24)
Balance, December 31, 1994....................................................       35,804       1.25
Granted -- May 5, 1995........................................................        6,000       2.88
Balance, December 31, 1995....................................................       41,804       1.48
Exercised.....................................................................      (35,804)     (1.25)
Granted -- April 1, 1996......................................................      520,000       5.13
Balance, December 31, 1996....................................................      526,000       5.10

     The following table summarizes information about stock options outstanding at December 31, 1996:

                                    WEIGHTED                                     EXERCISABLE
  RANGE OF        NUMBER        AVERAGE REMAINING        WEIGHTED                         WEIGHTED
  EXERCISE       OF SHARES         CONTRACTUAL           AVERAGE          NUMBER          AVERAGE
   PRICES       OUTSTANDING       LIFE (YEARS)        EXERCISE PRICE     OF SHARES     EXERCISE PRICE
$1.25-$5.31         6,000                 3               $ 2.88                --             --
   $5.13          120,000              4.25               $ 5.13                --             --
   $5.13          400,000              4.25               $ 5.13           400,000         $ 5.13

                             WASTE INDUSTRIES, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED
                  (UNAUDITED AS TO MARCH 31, 1997 INFORMATION)
11. STOCK OPTION PLAN -- Continued
     The Company applies ABP No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the method of SFAS No. 123, the Company's net income -- historical basis, pro forma net income and pro forma primary earnings per share for the years ended December 31, 1995 and 1996 and for the three-months ended March 31, 1996 and 1997, would have been reduced to the pro forma amounts indicated below:

                                                           DECEMBER 31,                   MARCH 31,
                                                       1995            1996           1996          1997
Net Income -- Historical Basis:
  As reported...................................    $6,960,424      $7,048,886     $1,547,241    $1,920,670
  Pro forma.....................................     6,957,424       6,808,886      1,487,241     1,860,670
Pro Forma Net Income:
  As reported...................................     4,170,424       4,203,886        922,241     1,145,670
  Pro forma.....................................     4,167,424       3,963,886        862,241     1,085,670
Pro Forma Primary Earnings Per Share:
  As reported...................................    $     0.43      $     0.43     $     0.10    $     0.12
  Pro forma.....................................    $     0.43      $     0.41     $     0.09    $     0.11


     As permitted under SFAS No. 123, the fair value of options granted under the Company's plan during 1995 and 1996 was estimated on the Black-Scholes option pricing model without considering volatility of the underlying stock and using the following assumptions:


                                                                                        1995     1996
Weighted-average grant-date fair value of options granted............................   $5.11    $5.13
Weighted-average expected lives (years)..............................................    3.67     2.83
Risk-free interest rate..............................................................    6.25%    6.25%




     Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that expected in future years.
12. SUBSEQUENT EVENTS
     In May 1997, the Company obtained an additional $5 million under the BB&T working capital facility. This additional capacity has a 60-day term and bears interest at a rate of 7.44%. The Company intends to use these borrowings for acquisitions of related businesses and general corporate purposes.
     On April 30, 1997, the Company purchased equipment and customer contracts related to the solid waste collection business of Browning-Ferris Industries of South Atlantic, Inc. ("BFISA") in and around Charleston, South Carolina. The purchase price for these assets was approximately $4.8 million.
     On March 21, 1997, the Company purchased equipment and customer contracts related to the solid waste collection business of BFISA in and around Raleigh and Durham, North Carolina. The purchase price for these assets was approximately $782,000.
     For each of the fiscal years presented, the Company was an S Corporation and, accordingly, was not subject to federal and certain state corporate income taxes. The pro forma information has been computed as if the Company were subject to federal and all applicable state corporate income taxes for each of the fiscal years presented assuming the tax rate that would have been applied had the Company been taxed as a C Corporation.

     UNAUDITED -- On May 15, 1997, the Company purchased equipment and customer contracts related to the commercial, industrial and residential solid waste collection business of two subsidiaries of Waste Management, Inc. in and around Chattanooga, Tennessee. The purchase price for these assets was $11.2 million in cash.

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                               TABLE OF CONTENTS

                                                        PAGE
Prospectus Summary...................................     3
Risk Factors.........................................     6
Use of Proceeds......................................    11
Dividend Policy and Prior S Corporation Status.......    11
Dilution.............................................    12
Capitalization.......................................    13
Selected Consolidated Financial and Operating Data...    14
Management's Discussion and Analysis of Financial
  Condition and Results of
  Operations.........................................    15
Business.............................................    21
Management...........................................    35
Certain Transactions.................................    41
Principal and Selling Shareholders...................    42
Description of Capital Stock.........................    43
Shares Eligible for Future Sale......................    44
Underwriting.........................................    45
Legal Matters........................................    46
Experts..............................................    46
Available Information................................    46
Index to Financial Statements........................   F-1


  UNTIL               , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                                2,150,000 SHARES

                           (Waste Logo appears here)

                             WASTE INDUSTRIES, INC.
                                  COMMON STOCK
                                   PROSPECTUS
                               ALEX. BROWN & SONS
                                  INCORPORATED
                            DEUTSCHE MORGAN GRENFELL
                                           , 1997

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, incurred in connection with the sale of Common Stock being registered (all amounts are estimated except the SEC registration fee, the NASD filing fee and the Nasdaq listing fee). The Company will bear all expenses incurred in connection with the sale of the Common Stock being registered hereby, and the Selling Shareholders will not bear any portion of such expenses other than underwriters' discounts and commissions relating to the shares to be sold by each Selling Shareholder.

SEC registration fee......................................................................   $  9,366
NASD filing fee...........................................................................      3,591
The Nasdaq Stock Market listing fee.......................................................     45,514
Printing fees and expenses................................................................     75,000
Legal fees and expenses...................................................................    150,000
Accounting fees and expenses..............................................................    150,000
Blue sky fees and expenses................................................................        N/A
Stock certificates and transfer agent and custodian fees..................................     10,000
Miscellaneous.............................................................................      6,529
  Total...................................................................................   $450,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS
     The Registrant's Articles of Incorporation and Bylaws include provisions to
(i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted by Section 55-8-30(e) of the North Carolina Business Corporation Act (the "Business Corporation Act"), and (ii) require the Registrant to indemnify its directors and officers to the fullest extent permitted by Sections 55-8-50 through 55-8-58 of the Business Corporation Act, including circumstances in which indemnification is otherwise discretionary. Pursuant to Sections 55-8-51 and 55-8-57 of the Business Corporation Act, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Business Corporation Act. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its shareholders, for any transaction from which the director deprived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Registrant or its shareholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its shareholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its shareholders, for improper transactions between the director and the Registrant and for improper distributions to shareholders and loans to directors and officers. These provisions do not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.
     The Registrant's Bylaws require the Registrant to indemnify its directors and officers against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the Registrant and, with respect to any proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Registrant's Bylaws also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.
     At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.
                                      II-1

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES
     Since March 31, 1991, the Registrant has issued and sold the following unregistered securities (adjusted to give effect to all stock splits, including the 1-for-2.5 reverse split to be effected prior to the completion of this offering):
     On January 1, 1994, the Company issued an aggregate of 107,180 shares of its voting Common Stock to twelve investors (including three directors and nine employees).
     On May 1, 1995, the Company issued an aggregate of 2,254,910 shares of its nonvoting Common Stock to a total of 15 existing shareholders (including four directors and 11 employees).
     On January 1, 1996, The Company issued 2,778 shares of its voting Common Stock and 25,006 of its nonvoting Common Stock to a total of six individuals (including two existing shareholders, two directors and two employees).
     On April 1, 1996, the Company issued 22,263 shares of its voting Common Stock and 1,933,758 shares of its nonvoting Common Stock to (i) two grantor trusts established by the Company's Chairman and Chief Executive Officer for his adult children, and (ii) a total of 17 individuals (including four directors of the Company and 13 existing shareholders of affiliated companies), in exchange for all of the outstanding shares of such affiliated companies. All of these companies were merged with and into the Company effective on such date (the "Merged Affiliates"). Pursuant to and effective upon the date of these mergers, each outstanding share of the voting and nonvoting Common Stock of the Merged Affiliates was converted into the right to receive an equal number of shares of the Company's voting and nonvoting Common Stock, respectively.

     On April 1, 1996, the Company issued options to purchase an aggregate of approximately 526,000 shares of Common Stock to employees and directors of the Company. The Company has issued an aggregate of 35,804 shares upon exercise of these options during such time period.

     The sales of the above securities were deemed to be exempt from registration under the Act in reliance upon Section 4(2) of the Act or Regulation D or Rule 701 promulgated thereunder as transactions by an issuer not involving a public offering. Recipients of the securities in each such transaction represented their intentions to acquire such securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the instruments issued in such transactions. All recipients had adequate access to information about the Company.
ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
     (a) EXHIBITS

EXHIBIT NO.   DESCRIPTION
     1.1+     Form of Underwriting Agreement.
     3.1+     Form of Articles of Incorporation, as proposed to become effective prior to effectiveness of this registration statement.
     3.2+     Bylaws.
     5.1      Opinion of Wyrick Robbins Yates & Ponton LLP.
    10.1+     1997 Stock Plan.
    10.2+     Credit Agreement with Branch Banking and Trust Company dated April 3, 1996.
    10.3+     Note Purchase and Private Shelf Agreement with The Prudential Insurance Company of America dated April 3,
              1996.
    11.1      Computation re Earnings per Share.
    21.1+     List of Subsidiaries.
    23.1      Consent of Deloitte & Touche LLP.
    23.2      Consent of Wyrick Robbins Yates & Ponton LLP (contained in Exhibit 5.1).
    24.1+     Power of Attorney (see page II-4).
    27.1      Financial Data Schedule.


+ Previously filed.
     (b) FINANCIAL STATEMENT SCHEDULES.

     Schedule II -- Valuation and Qualifying Accounts.


     No other schedules have been included because the information required to be set forth therein is not applicable.

ITEM 17. UNDERTAKINGS
     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers, and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
     The undersigned Registrant hereby undertakes that:
          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
                                      II-3

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on this 27th day of May 1997.

                                         WASTE INDUSTRIES, INC.
                                         By: /s/     LONNIE C. POOLE, JR.*
                                                   LONNIE C. POOLE, JR.
                                                         CHAIRMAN

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                             CAPACITY                            DATE
         /s/            LONNIE C. POOLE, JR.*           Director, Chairman and Chief Executive Officer      May 27, 1997
                 LONNIE C. POOLE, JR.                     (Principal Executive Officer)
           /s/               ROBERT H. HALL             Director, Vice President, Chief Financial Officer   May 27, 1997
                    ROBERT H. HALL                        and Treasurer (Principal Financial and
                                                          Accounting Officer)
           /s/                JIM W. PERRY*             Director                                            May 27, 1997
                     JIM W. PERRY
         /s/           J. GREGORY POOLE, JR.*           Director                                            May 27, 1997
                J. GREGORY POOLE, JR.



         *By: /s/              ROBERT H. HALL              May 27, 1997
                    ROBERT H. HALL
                   ATTORNEY-IN-FACT

                             WASTE INDUSTRIES, INC.


                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS


                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


                                                                                    ADDITIONS
                                                                                (1)
                                                                              CHARGED        (2)
                                                                BALANCE AT    TO COSTS     CHARGED
                                                                BEGINNING       AND       TO OTHER     DEDUCTIONS-     BALANCE AT
DESCRIPTION                                                     OF PERIOD     EXPENSES    ACCOUNTS     WRITE-OFFS     END OF PERIOD
Allowance for Uncollectible Accounts:
  1994.......................................................    $ 156,000    $284,000                  $ 195,000       $ 245,000
  1995.......................................................      245,000     453,000                    211,000         487,000
  1996.......................................................      487,000     464,000                    335,000         616,000




                                      II-5